    As filed with the Securities and Exchange Commission on February 3, 1997
                                                      Registration No. 33-56982
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------


                                 POST-EFFECTIVE
                               AMENDMENT NO. 4 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                  -------------


                    KFC NATIONAL PURCHASING COOPERATIVE, INC.
             (Exact name of registrant as specified in its charter)

                                    Delaware
                          (State or other jurisdiction
                        of incorporation or organization)

                                      5199
            (Primary standard industrial classification code number)

                                   61-0946155
                      (I.R.S. Employer Identification No.)

                                  -------------


                              950 Breckinridge Lane
                           Louisville, Kentucky 40207
                                 (502) 896-5900
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                  ------------


                          Thomas D. Henrion, President
                    KFC NATIONAL PURCHASING COOPERATIVE, INC.
                                 P.O. Box 32033
                           Louisville, Kentucky 40232
                                 (502) 896-5900
                (Name, address including zip code, and telephone
               number, including area code, of agent for service)

                                  ------------


                                   Copies to:
                                 R. James Straus
                                 James A. Giesel
                           BROWN, TODD & HEYBURN PLLC
                              3200 Providian Center
                         Louisville, Kentucky 40202-3363
                                 (502) 589-5400

                                  ------------
                                                       [facing sheet continues]

================================================================================

         Approximate date of commencement of the proposed sale to the public

         As soon as practicable after this amendment to the Registration Statement becomes effective.

                            ------------------------

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.
                                                               / X /


         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration State ment shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may deter mine.

                    KFC NATIONAL PURCHASING COOPERATIVE, INC.

                                 --------------

   Cross Reference Sheet Pursuant to Item 501(b) of Regulation S-K.


         Form S-1 Item and Caption              Heading in Prospectus
         -------------------------              ---------------------
1.       Forepart of the Registration           Forepart of the Registration State
         Statement and Outside Front            ment and Outside Front Cover Page of
         Cover Page of Prospectus               Prospectus

2.       Inside Front and Outside Back          Inside Front and Outside Back Cover
         Cover Pages of Prospectus              Pages of Prospectus

3.       Summary Information, Risk              Prospectus Summary
         Factors and Ratio of Earnings          *
         to Fixed Charges

4.       Use of Proceeds                        Use of Proceeds

5.       Determination of Offering Price        Capitalization

6.       Dilution                               *

7.       Selling Security Holders               *

8.       Plan of Distribution                   Plan of Distribution

9.       Description of Securities to be        Front Cover Page; Prospectus Summary;
         Registered                             Dividend Policy; Patronage Dividend
                                                Program; Capital Stock
10.      Interests of Named Experts and         *
         Counsel

11.      Information With Respect to the        The Cooperative; History and Operating
         Registrant                             Principle; Capital Stock;
                                                Selected Financial Data; Management's
                                                Discussion and Analysis of Financial
                                                Condition and Results of Operations;
                                                Operations; Management; Dividend
                                                Policy; Patronage Dividend Program;
                                                Legal Proceedings; Financial Statements

12.      Disclosure of Commission               Indemnification and Limits on
         Position on Indemnification for        Monetary Liability
         Securities Act Liabilities

*Inapplicable or answer is in the negative

PROSPECTUS

                    KFC NATIONAL PURCHASING COOPERATIVE, INC.
                              950 Breckinridge Lane
                                 P. O. Box 32033
                           Louisville, Kentucky 40207

                                 (502-896-5900)

                    598 Shares of Membership Common Stock, no
                par value Series A through G, I, J and M through Q 1,559 Shares of Store Common Stock, no par value
                              (See "Capital Stock")


         These shares are being offered only to owners and operators of Kentucky Fried Chicken ("KFC") and Taco Bell retail outlets ("Operators").

         No market for the Common Stock exists nor is any expected to develop. The Cooperative expects to redeem shares of Membership Common Stock at a redemption price of $10.00 per share from any holder which fails or ceases to qualify as a member. The Cooperative has a right of first refusal with respect to any con veyance of Store Common Stock. With respect to Store Common Stock related to KFC retail outlets located in Canada, the Cooperative will enter into an agreement to repurchase any such shares at the original purchase price at any time after two years from the date of purchase. With respect to Store Common Stock related to retail outlets located outside of Canada, the Cooperative may, but is not obligated to, purchase Store Common Stock for not more than the amount of the book value per share at the end of the preceding fiscal year from any holder which no longer operates a retail outlet with respect to such Store Common Stock, subject to certain limitations. If the Cooperative fails to exercise its right of first refusal, the Store Common Stock may be sold or otherwise transferred, but only to qualified Operators. Membership and Store Common Stock should therefore be considered illiquid securities.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADE QUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


------------------------------------------------------------------------------------------
                                    PRICE        UNDERWRITING DISCOUNTS        PROCEEDS
                                TO OPERATORS       AND COMMISSIONS(1)        TO COMPANY(2)
------------------------------------------------------------------------------------------
Membership Common Stock
  (Series A through G, I, J
   and M through Q)
  Per Share ..........            $       10                None              $       10
  Total ..............            $    5,980                                  $    5,980
------------------------------------------------------------------------------------------
Store Common Stock
  Per Share ..........            $      400                None              $      400
  Total...............            $  623,600                                  $  623,600
------------------------------------------------------------------------------------------


(1) The offering will be made through officers, directors, employees, and other affiliates of the Cooperative. No selling commission will be paid by the Cooperative. The Cooperative will not actively market the Common Stock but will make a sale, upon the request of an Operator, if such sale may be made in accordance with applicable state securities laws, if any. See "PLAN OF DISTRIBUTION."

(2) Before deducting expenses, estimated at $15,000, to be paid by the Cooperative.

         The shares are being offered on a "best efforts" basis. There is no scheduled termination date for this offering, no minimum required purchase, nor have any arrangements been made to place the funds received in the offering in escrow, in trust or to make other similar arrangements.


            The date of this Prospectus is _______________, 1997.

         THE STOCK IS OFFERED ONLY IN UNITS CONSISTING OF ONE SHARE OF MEMBERSHIP COMMON STOCK PER OPERATOR AND ONE SHARE OF STORE COMMON STOCK FOR EACH RETAIL OUTLET OWNED AND OPERATED, EXCEPT THAT TO RETAIN THE BENEFITS OF MEMBERSHIP IN THE COOPERATIVE PRESENT MEMBERS ARE, UNDER CERTAIN CIRCUMSTANCES, REQUIRED TO PURCHASE ADDITIONAL SHARES OF STORE COMMON STOCK SO THAT UPON THE PURCHASE ANY SUCH MEMBER WILL OWN ONE SHARE OF STORE COMMON STOCK FOR EACH RETAIL OUTLET OWNED AND OPERATED.

         THE COOPERATIVE WILL ACCEPT SUBSCRIPTIONS RECEIVED AND OFFER ITS SHARES ON A CONTINUING BASIS FOR AS LONG AS, AND ONLY WITHIN THOSE JURISDICTIONS IN WHICH, THE COMMON STOCK MAY BE LAWFULLY OFFERED.

         No person is authorized by the Cooperative to give any information or to make any representations other than those contained in this Prospectus in connection with the offering described herein. This Prospectus does not constitute an offer of any security other than the registered securities to which it relates, or an offer by any person within any jurisdiction to any person to whom such offer would be unlawful. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to its date.

         The Cooperative is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission.


         Reports and other information filed by the Cooperative may be inspected and copied at the Securities and Exchange Commission, Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549 and at the following regional offices of the
Commission: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511;
7 World Trade Center, Suite 1300, New York, New York 10048; or copies may be obtained from the Securities and Exchange Commission upon payment of the applicable charges and a written request addressed to the Public Reference Section, Securities and Exchange Commission, Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549. Copies of such materials may also be obtained from the website that the Commission maintains at http://www.sec.gov.


         The Cooperative will provide annual reports to stockholders which will contain financial information which has been audited and reported upon, and opinions expressed by, an independent certified public accountant.

                                TABLE OF CONTENTS


                                                                               Page
                                                                               ----
PROSPECTUS SUMMARY...............................................................6

SUMMARY FINANCIAL INFORMATION....................................................8

THE COOPERATIVE..................................................................8

PLAN OF DISTRIBUTION.............................................................9

CAPITALIZATION...................................................................9

USE OF PROCEEDS.................................................................10

HISTORY AND OPERATING PRINCIPLE.................................................10
         History  ..............................................................10
         Operating Principle....................................................11

SELECTED FINANCIAL DATA.........................................................12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS..............................................12
         Analysis and Operations................................................12
         Inflation..............................................................14
         Capital Expenditures...................................................14
         Liquidity and Capital Resources........................................14

OPERATIONS......................................................................15
         Pricing Policy.........................................................15
         Seasonality............................................................15
         Equipment and Supplies.................................................16
         Corn Program...........................................................16
         Insurance Program......................................................16
         Financing Programs.....................................................16
         Equipment Staging......................................................17
         Distribution...........................................................17
         Principal Customers....................................................18
         Sources of Supply......................................................19
         Competition............................................................19
         PepsiCo  ..............................................................19
         Expansion of Services..................................................20
         Canadian Operations....................................................21
         Trade Regulation Matters...............................................22
         Properties.............................................................23
         Employees..............................................................23

DIVIDEND POLICY.................................................................23

PATRONAGE DIVIDEND PROGRAM......................................................24
         Introduction...........................................................24
         Bylaw Provision........................................................24
         Features of Program....................................................27
         United States Tax Aspects of the Patronage Dividend Program............28
         Patronage Dividend Program for Canadian Stockholders...................28

FEDERAL TAX CONSIDERATIONS......................................................29

MANAGEMENT......................................................................29
         Directors and Officers.................................................29
         Standing Committees....................................................33
         Personnel Committee Interlocks and Insider Participation...............34

         Compensation of Directors..............................................35
         Transactions With Stockholders, Directors and Officers.................35

MEMBERSHIP......................................................................36

CAPITAL STOCK...................................................................36
         Membership Common Stock................................................36
         Store Common Stock.....................................................40
         Reports to Stockholders................................................41

INDEMNIFICATION AND LIMITS ON MONETARY LIABILITY................................41

LEGAL PROCEEDINGS...............................................................42

LEGAL MATTERS...................................................................42

EXPERTS  .......................................................................42

                               PROSPECTUS SUMMARY

         The following is a summary of certain information contained elsewhere in this Prospectus and is qualified in its entirety by the detailed information and financial statements appearing herein.

SECURITIES OFFERED           Membership Common Stock (Series A through G, I, J
                             and M through Q) and Store Common Stock
                             (collectively referred to as the "Common Stock").
                             See "CAPITAL STOCK."

STOCKHOLDER MEMBERS;         Each Operator which is eligible to be a stockholder
ADDITIONAL SHARE             in the Cooperative shall be a stockholder member in the
PURCHASE REQUIREMENTS        Cooperative when and if that Oper ator (a) purchases
                             one share of the Cooperative's Membership Common Stock
                             and (b) purchases that number of shares of the Cooperative's
                             Store Common Stock which either (i) equals the total number of KFC retail outlets located in the United States owned
                             and operated by that Operator, (ii) equals the total number of KFC retail outlets located in any one country other than the United States or Canada (a "Foreign Territory") owned
                             and operated by that Operator, (iii) equals the total number of KFC retail outlets in Canada owned and operated by that
                             Operator, or (iv) equals the total number of Taco Bell
                             retail outlets wherever located, owned and operated by that
                             Operator. If a stockholder member at any time becomes an
                             owner and operator of additional KFC retail outlets within the United States, Canada or a Foreign Territory, or of
                             additional Taco Bell outlets wherever located, as the case may be, he shall purchase one additional share of Store
                             Common Stock for each such additional out let. The term
                             "member" or "stockholder member" when used in this
                             prospectus means Operators who have satisfied these
                             requirements. See "MEMBERSHIP."

PLAN OF DISTRIBUTION         Securities will be offered through officers, directors,
                             employees, and other affiliates of the Cooperative. The
                             shares are being offered only to owners and operators of KFC and Taco Bell retail outlets. Sales will be made only in
                             units consisting of one share of Membership Common Stock per
                             Operator and one share of Store Common Stock for each retail outlet operated, except that to retain the benefits of
                             membership in the Cooperative present members are, under
                             certain circumstances, required to purchase additional
                             shares of Store Common Stock so that upon the purchase any such member will own one share of Store Common Stock for
                             each retail outlet owned and operated. See "PLAN OF
                             DISTRIBUTION." For information concerning the offering of
                             shares in Canada pursuant to exemptions from Canadian
                             registration requirements, see "Operations-Canadian
                             Operations."

USE OF PROCEEDS              Any net proceeds of the offering will be used to provide
                             working capital for the operations of the Cooperative.
                             The Cooperative is also offering Common Stock for certain
                             reasons other than to increase working capital.
                             The Cooperative has

                             determined that offering shares to nonmember
                             Operators is in the Cooperative's best interests notwithstanding the possibility that the costs of the offering may equal or exceed the proceeds from the sale of shares pursuant thereto. See
                             "USE OF PROCEEDS."

TRANSFER RESTRICTIONS        Transfer of Common Stock is restricted. No market for it
                             exists, nor is any expected to develop. The Cooperative
                             expects to redeem shares of Membership Common Stock at a
                             redemption price of $10.00 per share from any holder which fails or ceases to qualify as a member. With respect to
                             Store Common Stock related to KFC retail outlets located in
                             Canada, the Cooperative will enter into an agreement to
                             repurchase any such shares at the original purchase price at any time after two years from the date of purchase. With
                             respect to Store Common Stock related to retail outlets
                             located outside of Canada, the Cooperative may, but is not obligated to, purchase Store Common Stock for not more than the amount of the book value per share at the end of the
                             preceding fiscal year from any holder which no longer
                             operates a retail outlet with respect to such Store Common
                             Stock, subject to certain limitations. If the Cooperative
                             fails to exercise its right, the Store Common Stock may be sold or otherwise transferred, but only to qualified
                             Operators. Under Delaware law, the Cooperative may not
                             repurchase any shares of its common stock when the capital of the Cooperative is impaired or when such repurchase would cause any impairment of the capital of the Cooperative. See
                             "CAPITAL STOCK."



PEPSICO                     In October 1986, PepsiCo acquired KFCC and KFC Management.
                            In October 1989, KFCC began with drawing its support
                            for the purchasing programs of the Cooperative and began
                            direct purchasing from suppliers and distributing to
                            KFCC-owned retail outlets through PepsiCo Food Systems, Inc.
                            ("PFS"), a wholly owned subsidiary of PepsiCo. This decision has had a significant effect on the operations of the
                            Cooperative. The Cooperative believes that PepsiCo intends that PFS, for profit, dominate and control purchasing and
                            distribution throughout PepsiCo's system of approximately
                            29,000 worldwide company-owned, franchised and licensed
                            restaurant systems, including KFC, Pizza Hut and Taco Bell restaurants and outlets. PFS is now distributing to
                            substantially all of the KFCC-owned outlets in the United
                            States. See "OPERATIONS - PEPSICO."


                          SUMMARY FINANCIAL INFORMATION


                                                  Year Ended October 31,
                                       --------------------------------------------
                                       1996                1995                1994
                                       ----                ----                ----
Consolidated Statements of
   Income:
         Net Sales                  $580,441,000        $537,116,000        $528,010,000
         Net Income                    1,386,000             909,000             461,000
Consolidated Balance Sheets
   (at end of period):
         Working Capital              17,841,000          16,436,000          15,811,000
         Total assets                 49,445,000          42,831,000          42,767,000
         Members' equity              16,802,000          15,349,000          14,398,000


                                 THE COOPERATIVE

         KFC National Purchasing Cooperative, Inc. (the "Cooperative"), was formed to serve as a national purchasing cooperative on behalf, and for the benefit, of KFC retail outlet owners and operators, including KFC National Management Company ("KFC Management"), a subsidiary of KFC Corporation ("KFCC"). The Cooperative was incorporated under the General Corporation Law of the State of Delaware in September 1978. Effective in the first calendar quarter of 1992, through a newly formed subsidiary, the Cooperative commenced purchasing and distribution for owners and operators of KFC franchised retail outlets in Canada. The Cooperative sells primarily to independent KFCC-approved distributors in Canada similar to the way it does business in the United States. In November 1992, the Cooperative's members adopted amendments to its Certificate of Incorporation and Bylaws to provide for membership in the Cooperative by the International Association of Taco Bell Franchisees, Inc. (the "IATBF") and owners and operators of Taco Bell retail outlets. In addition, the Cooperative is actively developing business opportunities with retail outlet operators of other fast food concepts, including Long John Silver's, Dairy Queen, and Fazoli's. The Cooperative currently does business under the name of FoodService Purchasing Cooperative, Inc.

         This offering is made to Operators which have not yet purchased Membership Common Stock and/or which have not yet purchased Store Common Stock with respect to each retail outlet they own and operate. The term "Operator" when used in this prospectus includes (i) owners and operators of Taco Bell retail outlets, (ii) KFC Management and Pepsi-Cola Canada Ltd., and (iii) owners and operators of KFC franchised retail outlets.

         The Cooperative makes volume purchases of various equipment, food, packaging, and other consumable or disposable supplies ("Equipment and Supplies") from manufacturers and suppliers for sale to Operators whether or not they are members of the Cooperative, as well as to independent distributors who supply Operators. The Cooperative endeavors to obtain low purchase prices by making volume purchase commitments at fixed prices and by assuming other procurement functions and risks that reduce the suppliers' costs. Cost savings will be dependent upon a number of factors, including the volume of purchases and resales to Operators and distributors, negotiation of favorable purchase agreements, competitive conditions and the amount of overhead expenses. In an effort to achieve additional cost savings, the Cooperative is actively working with its suppliers and distributor customers with electronic data interchange. The Cooperative hopes to achieve cost savings for its members; however, there can be no assurance that it will be able to do so on a sustained basis.

         The Cooperative provides its members with advisory services related to the distribution of Equipment and Supplies, including industry data on distribution costs and service levels to enable the members to negotiate more effectively with distributors. The Cooperative also sponsors a Distributor Monitoring Program to enhance the system of independent distributors available to retail outlet operators.

         The Cooperative, through its wholly-owned subsidiary, KFC Franchisee Insurance Program, Inc. (the "Insurance Subsidiary"), sponsors programs of property, casualty and workers' compensation insurance, and employee benefits, including life, health, long-term disability and dental coverages for owners and operators of fast food retail outlets. These programs are marketed through the Cooperative's indirect subsidiary, Kenco Insurance Agency, Inc. (the "Insurance Agency"). See "OPERATIONS - INSURANCE PROGRAM."

         The Cooperative has an equipment staging operation with warehousing facilities in Louisville, Kentucky.

         The Cooperative has provided equipment financing from time to time under certain circumstances for KFC franchisee members. In 1987, the Cooperative initiated an equipment financing program to finance for franchisee members their purchases from the Cooperative of equipment required for Operators to participate in KFC's introduction of two new menu items. In 1992, the Cooperative reactivated on a limited basis an equipment financing program to finance equipment purchases for KFC franchisee members participating in the KFC buffet bar, rotisserie chicken, and KFC signage rollouts. Although the Cooperative has now terminated its equipment financing program, it does actively help Operators obtain information concerning alternative financing options.

         "Dairy Queen," "Domino's Pizza," "Long John Silver's," "Taco Bell," "Fazoli's," and "KFC" are registered trademarks of American Dairy Queen Corporation, Domino's Pizza, Inc., Long John Silver's, Inc., Taco Bell Corporation, Seed Restaurant Group, Inc., and KFCC, respectively, and are used in these materials for identification purposes only. The Cooperative is an independent provider of products and is not affiliated with American Dairy Queen Corporation, Domino's Pizza, Inc., Long John Silver's Inc., Taco Bell Corporation, Seed Restaurant Group, Inc., or KFCC, except that KFCC is a stockholder member of the Cooperative.

                              PLAN OF DISTRIBUTION

         The Common Stock offered hereby will be sold directly to Operators by certain officers, directors, employees, and other affiliates of the Cooperative. No such person will receive any commission or fee in connection with the sale. The Cooperative will not actively market the Common Stock, and will make a sale upon the request of an Operator, if such sale may be made in accordance with applicable state securities laws, if any. The Common Stock is being offered on a continuing basis, subject to applicable legal requirements.


         As of October 31, 1996, 624 shares of Membership Common Stock and 5,946 of Store Common Stock were outstanding and held of record by 586 stockholders.


                                 CAPITALIZATION


         The following table shows the capitalization of the Cooperative as of October 31, 1996, and as adjusted assuming all shares of Membership and Store Common Stock offered hereby are sold:

                                                                     ADJUSTED
                                                                     ASSUMING
                                                                    ALL SHARES
                                                OUTSTANDING          OFFERED
                                             OCTOBER 31, 1996        ARE SOLD
--------------------------------------------------------------------------------
Short-Term Indebtedness *............           $1,438,000          $1,438,000
Capital Stock:
         Membership Common Stock,
          (2,000 shares authorized),
           598 shares offered,
           no par value...............          624 shares        1,222 shares

         Store Common Stock,
           (10,000 shares authorized),
            1,559 shares offered,
            no par value...............       5,946 shares        7,505 shares



         * For information concerning the Cooperative's borrowing arrangements, see Note 3 of "Notes to Consolidated Financial Statements."

         The Membership Common Stock price of $10 per share was determined arbitrarily and bears no relation to a stockholder member's equity, income or other recognized criteria of value. The price of Store Common Stock was raised on July 1, 1982, from $250 per share to $350 per share to limit dilution of existing stockholder members' equity. On July 1, 1983, the price of Store Common Stock was increased to $400 per share to reflect a further increase in stockholder members' equity. On October 31, 1996, stockholder members' equity was approximately $2,826 per share of Store Common Stock. The Cooperative intends to keep the price of Store Common Stock at $400 per share through at least October 31, 1997, in order to encourage new memberships in the Cooperative.


                                 USE OF PROCEEDS


         After payment of expenses as set forth on the cover page of this Prospectus, the net proceeds of the offering if all Common Stock offered hereby is sold would be $614,580. THE COOPERATIVE DOES NOT EXPECT THAT ALL SHARES OFFERED HEREBY WILL BE SOLD IN THE OFFERING. The cost of the offering may equal or exceed the proceeds from the sale of Common Stock resulting therefrom. Any net proceeds from the sale of Common Stock offered hereby will be used to provide working capital. The Cooperative has undertaken the current offering for four principal reasons: (i) to afford nonmember Operators a further opportunity to join the Cooperative; (ii) to avoid any implication that nonmember Operators are restrained in any way from becoming members and thereby participating in the Cooperative and benefiting from all of the services and programs it provides;
(iii) to encourage all Operators, by virtue of membership, to utilize the volume purchasing services of the Cooperative, thereby enhancing the possibility of the Cooperative achieving economies of scale in its purchasing activities; and (iv) to inform nonmembers of the developments in the Cooperative's structure and operations that have occurred.


                         HISTORY AND OPERATING PRINCIPLE

HISTORY

         The Cooperative was organized by KFCC and the National Franchisee Advisory Council (the "NFAC") with the objectives of: (i) obtaining Equipment and Supplies at the lowest prices; and (ii) having the procurement function on behalf of Operators of KFC retail outlets handled on an arm's-length basis rather than through KFCC. The organization of the Cooperative was an outgrowth of a feasibility study conducted by a consulting firm, engaged by KFCC in conjunction with the Equipment and Supply Committee of the NFAC. The consulting firm made recommendations about possible procurement alternatives to the then current KFC Master Supply Agreement mechanism.

         A primary premise upon which the Cooperative was founded was that greater cost savings for Operators in the purchase of Equipment and Supplies could be realized through one central procurement organization that made firm purchase commitments, took title to goods, and made sales to Operators and distributors, thereby relieving suppliers of certain costs of doing business with numerous, small volume purchasers. These costs include credit, sales, marketing, and billing expenses which would otherwise be expected to be reflected ultimately in higher prices charged by the suppliers. Purchase commitments made by the Cooperative also allow suppliers to plan production, purchase raw materials, and control inventory levels, thereby further providing suppliers with reduced costs.

         In determining to organize the Cooperative, KFCC and the NFAC concluded that, notwithstanding the inherent administrative complexity of a member-controlled cooperative, the Cooperative better than any alternative, could meet five important criteria:

         - Provide potential for lowest delivered cost of Equipment and Supplies;

         - Promote confidence among Operators and KFCC that the best interests of the entire KFC system would be served;

         -    Minimize complexity of legal issues;

         - Support high product quality and consistency and maintain service reliability; and

         - Support competition among distributors and suppliers and allow for free selection of distributors and suppliers outside the central procurement system.

         In August 1989, KFCC announced its intention to withdraw its support for the purchasing programs of the Cooperative and to begin in October 1989 direct purchasing from suppliers and distributing to KFCC-owned retail outlets through a wholly owned subsidiary of PepsiCo. The Cooperative's Board of Directors has approved sales by the Cooperative through distributors and directly of equipment to certain other restaurant systems including Taco Bell. See "OPERATIONS - PEPSICO" and "OPERATIONS -- EXPANSION OF SERVICES." In addition, through a newly formed subsidiary, the Cooperative commenced purchasing and distribution for owners and operators of KFC franchised retail outlets in Canada during fiscal 1992. See "OPERATIONS -- CANADIAN OPERATIONS."

OPERATING PRINCIPLE

         The Cooperative is a central procurement organization which, among other functions, makes firm commitments to purchase Equipment and Supplies in its own name and at its own risk, and takes title to and sells the Equipment and Supplies to distributors and Operators. Members participate in establishing strategic procurement policies through the Cooperative's Board of Directors.

         The success of the Cooperative depends on it being able to purchase and resell goods at prices that will attract the business of Operators and/or their distributors. The Cooperative attempts to obtain the lowest possible purchase price by making firm commitments to purchase in large volumes and by assuming other procurement functions and risks, such as dealing with numerous purchasers, that should reduce the suppliers' costs.

         The Cooperative provides the convenience of "one-stop" shopping for distributors and Operators which otherwise might be required to deal with a number of suppliers. The operation of the Cooperative also allows Operators to benefit from the Cooperative's full-time professional purchasing staff working solely for the benefit of Operators.

                             SELECTED FINANCIAL DATA
                             (DOLLARS IN THOUSANDS)

                                                    Year Ended October 31,
                                    --------------------------------------------------------
                                    1996         1995         1994         1993         1992
                                    ----         ----         ----         ----         ----
Consolidated Statements of
  Income:
      Net sales                   $580,441     $537,116     $528,010     $501,487     $384,024

      Income before
      patronage dividend
      and income taxes               5,057        2,771        1,343        2,055          538

      Patronage dividend             2,762        1,246          569          888        1,002

      Net income (loss)              1,386          909          461          749         (330)

Consolidated Balance Sheets
  (at end of period):
      Total assets                $ 49,445     $ 42,831     $ 42,767     $ 43,364     $ 29,026

      Long-term
      Obligation                     3,000        3,000            0            0            0




           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

ANALYSIS AND OPERATIONS


         Fiscal Years Ended October 31, 1996, 1995, and 1994


         The Cooperative offers supplies and most major equipment used principally by KFC and Taco Bell Operators. The Cooperative's increases in net sales and net income over the years have resulted primarily from increased sales volume, the expansion of product lines and services, and the addition of new customers.


         Net sales for fiscal 1996 were $580,441,000 compared to $537,116,000 for fiscal 1995, an increase of 8.1%. Approximately 88% of fiscal 1996 sales were attributable to food and packaging, with substantially all of the remainder to equipment. The fiscal 1996 increase is primarily attributable to KFC Operators located in the United States. KFC-U.S. equipment sales increased by approximately 49% in fiscal 1996, while food and packaging sales for KFC-U.S. increased approximately 6%. Sales related to the Cooperative's Canadian subsidiary increased approximately 2%, primarily driven by increased equipment sales. Dairy Queen sales increased approximately 16% for fiscal 1996 compared to fiscal 1995, attributable primarily to an increase in food and packaging sales. Taco Bell sales decreased approximately 4% for fiscal 1996 compared to fiscal 1995. This decrease was primarily the result of lower store sales and improved purchasing prices on certain items. Sales related to Fazoli's in fiscal 1996 were approximately $14,381,000, primarily equipment sales. The Fazoli's sales reflected an increase of approximately $10,115,000 compared to fiscal 1995.

         Net sales for fiscal 1995 increased by 1.7% to $537,116,000. Approximately 90% of fiscal 1995 sales were attributable to food and packaging with substantially all of the remainder to equipment. The increase in sales for fiscal 1995 was led by core business, primarily KFC-U.S. with an overall 8% increase from the prior year. KFC-U.S. food and packaging sales were up by 12%, while equipment sales were down by 23%. Dairy Queen sales were also up in fiscal 1995 by almost 14%, primarily food and packaging. New business for fiscal 1995 from Fazoli's added $4,200,000 in sales, primarily equipment. Sales by the

Cooperative's Canadian subsidiary were down by 8% as a result of the withdrawal of KFC corporate stores in Canada that had previously combined their purchasing with the Canadian franchisees. Taco Bell also showed a 10% decrease in sales volume primarily as a result of significantly lower beef prices.

         The operations of the Canadian subsidiary (in U.S. dollars) contributed approximately $50,600,000, $49,700,000, and $53,800,000 in sales in fiscal 1996,
1995, and 1994, respectively. The Canadian subsidiary contributed approximately $62,000, $41,000, and $25,000 in income after patronage dividend and income taxes in fiscal 1996, 1995, and 1994, respectively. As of October 31, 1996, 1995, and 1994, the Canadian subsidiary had identifiable assets (in U.S. dollars) of approximately $4,300,000, $3,800,000, and $4,200,000, respectively, consisting of accounts receivable, property and equipment, and amortizable costs.

         Income before patronage dividend and income taxes for fiscal 1996 was $5,057,000, an increase of $2,286,000 over fiscal 1995. The increase was a result of an increase in gross profit to 2.8% compared to 2.5% in fiscal 1995 and only a slight increase in expenses coupled with the increase in sales volume.

         Income before patronage dividend and income taxes for fiscal 1995 was $2,771,000, an increase of $1,428,000 over fiscal 1994. An increase in the gross profit on sales percentage to 2.5% in 1995, compared to 2.3% in 1994, combined with the lower provision for losses and only a small increase in expenses, provided the higher income before patronage dividend and income taxes.

         Other income (expenses) for fiscal 1996 increased by $110,000 compared to fiscal 1995. Interest income accounted for this increase, reflecting the improved cash flow attributable to a significant reduction in past due receivables and the resulting improvement in cash flow.

         Other income (expenses) for fiscal 1995 increased by $99,000 compared to fiscal 1994. The significant difference is primarily attributable to the increase in interest income earned on overnight cash balances, offset by a decrease in service charges, reflecting the improvement in the past-due amounts.

         Selling, general and administrative expenses increased by only 3.4% in fiscal 1996 compared to fiscal 1995, while sales increased 8.1%. Expenses as a percentage of sales dropped to 1.90% for fiscal 1996 compared with 1.98% in fiscal 1995. The Cooperative continually makes every attempt to focus on expenses and the various opportunities to provide the best service and products to our members and customers. In some areas, technology has allowed the Cooperative to do more with less, resulting in a small reduction in staffing levels. The continued investment in technology should improve our ability to deliver on our objectives. The Cooperative's restructuring of our customer service groups into a single unit, along with the creation of field representatives will allow the opportunity to significantly improve the Cooperative's overall service to our customers.

         Selling, general and administrative expenses had increased by $492,000 in fiscal 1995 compared to the prior year. A portion of the increase was attributable to costs associated with the development of a new concept, which, because of circumstances beyond the Cooperative's control, was suspended in midyear.

         The volume of business added from non-member concepts creates synergies in purchasing power and economies of scale, allowing the Cooperative to maintain and expand its level of service to all customers.

         The Cooperative pays its member stockholders a patronage dividend based on a formula approved by the board of directors. In fiscal 1996, the dividend to be paid is $2,762,000 compared to $1,246,000 in fiscal 1995. For fiscal 1994 and prior years, the patronage dividend was allocated based upon patronage earnings in the aggregate and not through separate pools for each patronage concept. For fiscal 1996 and 1995, the patronage dividend was calculated and allocated based on the earnings derived from the participating concepts, KFC and Taco Bell. Under the allocation formula, all expenses, including provisions for losses, are allocated to each participating concept and the patronage dividend for each concept's stockholder members are directly related to these results.

         Net income for fiscal 1996 was $1,386,000 compared to $909,000 in fiscal 1995, an increase of $477,000. As discussed above, the increase in sales volumes, at the slightly higher gross profit margin, along with the nominal increase in expenses, accounted for the increase in net income.

         Net income for fiscal 1995 was $909,000, an increase of $448,000 over fiscal 1994. Net income, similar to income before patronage dividend and taxes, is affected by the increased gross profit percentage and the reduction in the provision for losses.

         Total assets as of October 31, 1996 were $49,445,000, an increase of $6,614,000 compared to fiscal 1995. The increases in cash and accounts receivable were the main contributors to the overall increase. Although accounts receivables increased by $2,584,000, the improvement in the past due balances helped the cash position increase by $4,433,000.

         Total assets as of October 31, 1995 were $42,831,000, a slight increase from fiscal 1994 of $42,767,000. The asset mix was changed with a decrease in accounts receivable of $982,000, and a decrease in inventories of $1,261,000, offset by an increase in cash of $1,829,000, and an increase in notes receivable of $729,000. The increase in notes receivable was generated through a payoff agreement with a former distributor, secured by real estate.

Inflation

         The prices paid by the Cooperative for Equipment and Supplies are, of course, subject to the effects of inflation. In an effort to mitigate the effects of inflation on both the Cooperative and its customers, the Cooperative makes advance purchase commitments (but, except for certain items, such as cob corn, salsa, and equipment for staging, does not take delivery), at fixed prices, for the volume of Equipment and Supplies it anticipates selling within a reasonable period of time. The Cooperative has provided its customers with the benefit of forward purchase commitments on price-volatile commodities. By virtue of the Cooperative's pricing policy, which is to minimize the margin between the Cooperative's advanced purchase costs and sales prices, and the Cooperative's purchase program, the effects of inflation on the Cooperative's financial condition may be less than on other businesses.

Capital Expenditures

         In fiscal 1996, the Cooperative invested approximately $291,000 in office furniture and equipment. Approximately $85,000 was expended to upgrade hardware and software for the mainframe computer. The balance was office equipment, including PCs and other functional equipment. The Cooperative is constantly evaluating the technical needs of the business in light of the demands of both customers and vendors. Given the Cooperative's business environment, the Cooperative believes that investments in technology result in cost savings.

Liquidity and Capital Resources

         The working capital needs of the Cooperative for sales growth and the related accounts receivable, and for the inventories associated with the Cooperative's various programs, have been met through a combination of (i) net income of $1,386,000 in fiscal 1996, which increased the retained earnings of the Cooperative, and (ii) combined bank financing, of which $4,438,000 was outstanding on October 31, 1996. The ability of the Cooperative's Board of Directors to increase or decrease the percentage of "pre-tax income" to be paid in patronage dividends is an additional potential source of liquid assets.

         The Cooperative's line of credit with its primary bank is currently $8,000,000 and is available to meet short-term working capital needs. The

Cooperative's $8,000,000 line of credit expires on May 2, 1997. The Cooperative's line of credit with the National Bank for Cooperatives is currently $3,000,000 and expires on May 1, 1997. On October 31, 1996, the Cooperative had a total of $11,000,000 remaining credit available under these lines of credit. The Canadian subsidiary has established a line of credit for $4,000,000 (Canadian dollars) to provide working capital in support of that subsidiary. The Canadian line of credit expires May 16, 1997. The Cooperative has provided a guarantee for the payment to the bank.


         In 1994, the Cooperative negotiated a long-term financing arrangement with its primary bank. Under the agreement, the Cooperative was provided a $3,000,000 term loan at a fixed interest rate of 6.95%. The loan requires monthly interest payments with the entire principal due on May 2, 1999. The costs associated with obtaining the new financing arrangements are being amortized over the term of the loan.


         The Cooperative's net working capital at October 31, 1996 was $17,841,000, an increase of $1,405,000 since October 31, 1995. The primary changes in working capital for fiscal 1996 include (i) an increase in cash of $4,433,000, (ii) an increase in accounts receivable of $2,584,000, (iii) a decrease in inventories of $462,000, (iv) an increase in short-term borrowings, accounts payable and accrued expenses of $561,000, $2,318,000, and $789,000, respectively, and (v) an increase in patronage dividend payable of $1,516,000.

         The Cooperative expects to be able to fund its business in fiscal 1997 with the capital resources available from its continuing operations and lines of credit as discussed above. If the Cooperative successfully expands its activities and adds new customers related to fast food concepts, the Cooperative may require an increase in its lines of credit on a temporary basis. Management believes that its current banking relationships will be able to provide for these possible increases.


                                   OPERATIONS

         The following is a description of the Cooperative's United States operations, primarily with respect to KFC and Taco Bell related activities. As the Cooperative expands its operations into territories outside of the United States and with other fast food concepts, the Cooperative intends to review these operations and offer programs substantially similar to those described below wherever feasible.

PRICING POLICY

         The primary objective of the Cooperative is to purchase and resell Equipment and Supplies to Operators and distributors at the lowest prices that can be achieved by volume purchase commitments and the assumption of other procurement functions and risks previously described. Consistent with this objective, the Cooperative marks up the purchased Equipment and Supplies by the least amount which it estimates to be sufficient to cover the Cooperative's costs and to provide for working capital and prudent levels of reserves. The Cooperative expects to maintain its minimal margins mark-up policy even though it has implemented a patronage dividend program. See "PATRONAGE DIVIDEND PROGRAM."

SEASONALITY

         The Cooperative's sales reflect the somewhat seasonal nature of the volume of business done by Operators. Thus, the Cooperative's sales are generally expected to be at their relatively lowest levels during the winter months and are generally expected to be at their relatively highest levels in the summer months. However, because of the growth in the Cooperative's sales volume since it commenced operations as of March 1, 1980, no pattern of absolute, rather than relative, seasonal changes has emerged.

EQUIPMENT AND SUPPLIES

         In 1991 the Cooperative reorganized its purchasing and sales departments along divisional lines relative to its distributor customers rather than to the products. To provide the distributor customers with better service and focus the Cooperative's efforts in a more appropriate manner, the purchasing, customer service and distribution departments were realigned to provide better levels of service.

         As of November 1, 1993, the Cooperative reorganized its operations with a focus on concepts versus products. The Cooperative has assigned general managers responsibilities for each significant fast food concept with which the Cooperative does business. These general managers are responsible for the success and expenses associated with their particular concept. Management believes this new focus will provide the needed expertise to provide the required level of customer service over a broad spectrum of customers.

         In an effort to achieve additional cost savings, the Cooperative is actively coordinating its purchasing and distribution activities with its suppliers and distributor customers using the computer-to-computer exchange of business documents, i.e., electronic data interchange ("EDI"). Using EDI facilitates the timely and efficient execution of the Cooperative's purchases and sales.

CORN PROGRAM


         The Cooperative makes substantial purchase commitments for frozen cob corn on or about October 1, the beginning of a cob corn crop year, and takes physical delivery of the purchased cob corn shortly thereafter. The cob corn is stored by the Cooperative in freezer equipped storage facilities at various locations across the United States until resold to distributors or franchisees. For the crop year which commenced in October 1996, the Cooperative purchased or committed to purchase approximately 955,000 cases of cob corn for purchase prices totalling approximately $6,741,000.


INSURANCE PROGRAM

         The following is a description of the Cooperative's insurance programs for owners and operators of fast food retail outlets. During fiscal 1982, the Cooperative organized the Insurance Subsidiary to engage in activities related to a new KFC franchisee insurance program. The KFC franchisee insurance program was developed as a voluntary insurance program by the Association of Kentucky Fried Chicken Franchisees, Inc., and the Cooperative.

         Through the Insurance Agency, the Cooperative currently offers two types of insurance coverage through different insurance carriers, one offering property, casualty, and workers' compensation coverage (the "Property and Casualty Program"), and the other offering employee benefits, including life, health, long-term disability and dental coverages (the "Life and Health Program"). The Cooperative, through its Insurance Subsidiary, is the sponsor of the two Programs. The Insurance Subsidiary's role in the two Programs is to monitor the Programs and the performance of its insurance carriers and to distribute general information about the Programs.


         The Insurance Agency and its agents maintain Kentucky-resident insurance licenses and nonresident licenses in all states. The Insurance Agency is compensated for the administrative and operational activities it performs by receiving a commission from insurance companies providing policies to the franchisees. In fiscal 1996, the premium volume from the fully insured Property and Casualty Program was $7.7 million and for the Life and Health Program was $2.1 million.

FINANCING PROGRAMS

         The Cooperative has provided or facilitated financing from time to time under certain circumstances for its stockholder members. In April 1996, the

Cooperative established a finance program for stockholder members co-sponsored by the National Consumer Cooperative Bank (the "Bank"). The program currently provides up to $20,000,000 in loans to Cooperative members which range from $100,000 to an individual maximum of $2,000,000. Under certain circumstances, individual loans with an initial principal balance greater than $2,000,000 may be made. The Cooperative has agreed to guarantee from 10% to 25% of the declining balance of each loan based on the loan's risk classification, with a maximum guarantee of $100,000 per any loan with an initial principal balance greater than $2,000,000. The estimated maximum exposure of the Cooperative based on the allocation of funds between loan classifications would be $3,250,000. The Bank will be responsible for substantially all legal and administrative requirements of the program.


EQUIPMENT STAGING

         The Cooperative offers equipment staging services, which involve the purchasing and warehousing of equipment by the Cooperative in an effort to consolidate equipment into packages for timely shipment to owners and operators of KFC, Taco Bell and other fast food retail outlets. The Cooperative has leased warehouse space in Louisville, Kentucky, for its equipment staging operation. See "PROPERTIES."


         During fiscal 1996, the Cooperative shipped equipment packages for an aggregate sales price of approximately $11,931,000. On October 31, 1996, the Cooperative had equipment inventory associated with the equipment staging operation of approximately $980,000, which was financed through the Cooperative's working capital.

DISTRIBUTION

         Notwithstanding the establishment of the Cooperative, Operators continue to choose individually their own distributors, subject to the approval of distributors by the restaurant franchisors. All such distributors may buy Equipment and Supplies from the Cooperative for resale to Operators, subject to uniform and reasonable credit standards determined by the Cooperative from time to time. Operators may buy directly from the Cooperative, buy from distributors, whether or not the distributors purchase from the Cooperative, or buy directly from suppliers. In fiscal year 1996, approximately 88% of the dollar volume of goods sold by the Cooperative was sold to Operators through distributors.


         Distributors purchasing from the Cooperative may consolidate orders from individual Operators and may place bulk orders with the Cooperative. The Cooperative consolidates orders from all distributors and Operators for a given item and issues shipping instructions to the supplier. The supplier then ships the merchandise (usually in truckload quantities) to Operators and/or local distribu tors who in turn, deliver the merchandise to Operators. Suppliers bill the Cooperative, which, in turn, bills Operators and/or distributors for the merchandise as shipped. The Cooperative takes title to the merchandise and assumes the risks related to taking title. Except with respect to the Cooperative's cob corn program and equipment staging program, the Cooperative does not now take physical delivery of the merchandise, but is nevertheless responsible for payment to the supplier.

         Except when staged into equipment packages, certain restaurant equipment sold by the Cooperative is generally shipped directly from the manufacturer or the dealer to Operators rather than to local distributors.

         Because the Cooperative extends short-term trade credit to its customers, it bears the risk that accounts receivable may become uncollectible or may not be paid in accordance with usual terms if the customer experiences financial difficulty. The Cooperative has established a reserve for losses on trade accounts receivable. See Note 2 of "NOTES TO CONSOLIDATED FINANCIAL STATEMENTS."

         KFCC has implemented a decision to have PepsiCo Food Systems, Inc. ("PFS"), a distributor which like KFCC and Taco Bell Corp. is a wholly owned subsidiary of PepsiCo, directly purchase Equipment and Supplies, without the involvement of the Cooperative, for distribution to corporate-owned and franchisee-owned KFC and Taco Bell retail outlets. See "PEPSICO." The Cooperative intends to emphasize and improve its support for the network of independent distributors. Independent distributors will not only be in competition with PFS, but will continue in competition with each other.

         In fiscal 1990, the Cooperative initiated a Distributor Monitoring Program (the "Monitoring Program") at the request of certain franchisees. The Monitoring Program monitors prices and provides reports to franchisees and committees organized by franchisees in distribution areas to assist franchisees in negotiating with, and selecting among, distribution alternatives for the best pricing and service. The Cooperative may provide certain clerical and administrative assistance to such franchisee committees. The Cooperative believes that the Monitoring Program and the formation of purchasing committees will strengthen the system of independent distribution.

         The Cooperative maintains an information bank which provides members, upon request, with the following:

         - information concerning prices being paid by distributors for merchandise purchased from the Cooperative so that members can compare store-delivered cost with the distributors' cost for the merchandise;

         - industry data to assist them in analyzing cash discounts, earned weight discounts and other elements of the distributors' cost;

         - industry data on average industry distributor markups, order size discounts, cash discounts, distributor service levels and other distributor performance guidelines; and

         - information on expected supply levels (especially possible shortages) and on expected changes in prices of Equipment and Supplies.

         The Cooperative also provides its members with assistance in resolving a wide variety of procurement problems including "out-of-stock" conditions, shipping problems and returned goods disputes.

PRINCIPAL CUSTOMERS


         Although the Cooperative sells primarily to distributors, the ultimate customers for the goods sold by the Cooperative are Operators. In the United States, KFC Management operates approximately 2,020 retail outlets and Harman Management Corporation ("Harman") operates approximately 264 retail outlets. Purchases of Equipment and Supplies for use in KFC Management outlets have materially declined since KFC Management's decision to utilize PFS for purchasing and distribution. See "PEPSICO." The Cooperative believes that it has substantial sales to Harman and Scott's Restaurants, Inc. See "CANADA OPERATIONS." There can be no assurance that Harman, Scott's Restaurants, Inc., or other Operators will continue to make substantial purchases through the Cooperative even if the Cooperative's prices and services are competitive with those which can be obtained from other sources, including PFS. Other than advance purchase commitments for cob corn, frozen chicken products, shortening and certain equipment made by certain Operators, no member of the Cooperative has any contractual or other obligation to purchase from the Cooperative.

         The Cooperative sells goods to approximately 35 independent distributors which make purchases from the Cooperative on a regular basis. Substantially all of the purchases for Taco Bell Operators are currently through McLane Foodservice Group.

         The Cooperative's had sales to certain distributors in fiscal 1996 in excess of 10% of the Cooperative's net sales. McLane Foodservice Group sales for fiscal 1996 were $120,000,000, primarily in support of the Taco Bell system. In fiscal 1996, sales to Nebco/Ameriserv Food Company, Inc. were approximately

$84,000,000. In fiscal 1996, sales to Sysco Corporation were approximately $80,300,000.


SOURCES OF SUPPLY

         The Cooperative purchases Equipment and Supplies from "approved suppliers" for those items for which generally a particular restaurant franchisor requires approval of suppliers, giving all such suppliers an opportunity to compete for the Cooperative's business. Substantially in excess of half of the dollar volume of goods sold by the Cooperative is provided by "approved suppliers." The Cooperative does not itself approve suppliers, but may be asked to provide information to a restaurant franchisor in its approval process. In addition, the Cooperative may, from time to time, suggest to members that potential suppliers seek "approved" status for their products. The Cooperative's ability to obtain low prices for Equipment and Supplies subject to a franchisor's approval is dependent upon the franchisor's approval of enough suppliers for any particular product to create price competition among "approved suppliers." For any item for which such approval is not required, the Cooperative purchases products from a wide variety of sources ranging from local suppliers to large multinational corporations. The Cooperative attempts to obtain the lowest possible prices by making firm commitments to purchase in volume based on its best estimates of resales to Operators or their distributors and by assuming other procurement functions and risks that reduce the suppliers' costs. Approved suppliers have established varying minimum order quantities. The Cooperative occasionally, in conjunction with a restaurant franchisor, monitors product quality and services of suppliers.

         The Cooperative is not dependent on any single supplier for the Equipment and Supplies it sells. Many suppliers are generally available with respect to any given item sold by the Cooperative. However, KFC proprietary original recipe seasoning products and certain Taco Bell proprietary products are available only through one or a limited number of suppliers in conjunction with the franchisor.

COMPETITION

         The Cooperative and independent distributors to which the Cooperative sells are in substantial competition with PFS in the purchasing and distribution of Equipment and Supplies to KFC and Taco Bell franchise Operators. See "PEPSICO."

         The Cooperative faces competition from manufacturers who sell Equipment and Supplies directly to distributors and Operators. Because the Cooperative does not provide warehousing and local transportation services, the Cooperative generally does not compete with distributors for sales to Operators which require the distributor to provide such services. However, the Cooperative does compete with distributors whose functions and services overlap with those of the Cooperative in direct sales of equipment.

PEPSICO

         On October 1, 1986, a subsidiary of PepsiCo acquired KFCC and KFC Management from R.J.R. Nabisco, Inc. Until August 1989, KFCC and KFC Management generally supported the programs of the Cooperative. See "PRINCIPAL CUSTOMERS" and "HISTORY AND OPERATING PRINCIPLE."

         In August 1989, KFCC announced a decision to withdraw KFCC support for the programs of the Cooperative. In October 1989, PFS and KFCC began direct purchasing from suppliers and distributing to KFCC-owned outlets. PFS is currently distributing to substantially all of the KFCC-owned outlets in the United States.

         PFS is a food distribution company owned by PepsiCo, engaged for profit in the business of purchasing goods and equipment for resale and distribution to restaurants, including the large number of restaurants in the Pizza Hut and Taco Bell restaurant systems, both of which are owned by PepsiCo.

         KFCC now purchases and distributes through PFS for substantially all the KFC outlets owned by KFCC, and it is the understanding of the Cooperative's Board of Directors that PFS intends to obtain the distribution business for as many KFC and Taco Bell franchisee outlets as possible. PFS currently distributes more than $3 billion worth of restaurant equipment and supplies each year, primarily to Pizza Hut, Taco Bell and KFC restaurants. On January 23, 1997, PepsiCo announced that it would pursue a plan to spin off its restaurant businesses, including KFC, Pizza Hut and Taco Bell, to PepsiCo shareholders as an independent company. PepsiCo also announced that it is examining the sale of PFS.

         The Cooperative believes that PepsiCo intends that PFS, for profit, dominate and control purchasing and distribution throughout PepsiCo's system of approximately 29,000 worldwide company-owned, franchised and licensed restaurant systems, including KFC, Pizza Hut and Taco Bell restaurants and outlets. The Cooperative believes that PFS will attempt to eliminate the Cooperative and force independent distributors out of the KFC and Taco Bell business through initial low prices and other means such as a failure to properly administer the process by which independent distributors are approved and by which additional suppliers of Equipment and Supplies are approved. It is uncertain how the announced possible sale of PFS will affect the operations of PFS or the Cooperative.


         During the Cooperative's November 16, 1989 Board of Director's meeting, KFCC submitted the resignations of the two KFCC-elected Board members. KFCC expressed its intention not to nominate or elect anyone to fill the vacancies, but did express an interest in keeping lines of communication open with the Cooperative. During the November 1989 meeting, an officer of KFCC suggested that the Cooperative become an organization which monitors PFS's purchasing and distribution performance rather than a purchasing cooperative.

         Primarily as a result of the withdrawal by KFCC, which at the time the withdrawal began amounted to about 35% of the Cooperative's sales at that time, the Cooperative has developed business opportunities with retail outlet operators of other fast food concepts, including Taco Bell, Long John Silver's, Dairy Queen, Domino's Pizza and Fazoli's. The continued stockholder member support, along with the new volume of business from other fast food concepts, has allowed the Cooperative to continue to make Equipment and Supplies available to stockholder members at the lowest possible prices.

EXPANSION OF SERVICES

         In late 1989, the Cooperative began to explore replacing business lost because of KFCC's decision to purchase on a direct basis through PFS. The Board of Directors of the Cooperative determined to take certain steps to help assure that the Cooperative can make the volume commitments necessary and consistent with obtaining the lowest possible prices. At the 1990 Annual Meeting of Stockholders, the stockholder members of the Cooperative approved amendments to the Cooperative's Certificate of Incorporation and Bylaws to permit sales by the Cooperative of Equipment and Supplies to other restaurant systems. Following discussions with the IATBF, the Cooperative determined to establish a purchasing cooperative program of Equipment and Supplies for Taco Bell Operators. In 1992, the Cooperative's stockholder members approved amendments to the Cooperative's Certificate of Incorporation to provide that the IATBF and Taco Bell Operators may become stockholder members of the Cooperative. See "CAPITAL STOCK-- MEMBERSHIP COMMON STOCK."

         In 1992, the franchisor of Long John Silver's Seafood Shoppes ceased its purchase of equipment through its wholly owned subsidiary and began using the Cooperative to coordinate such purchases. The Cooperative is actively processing equipment purchases for both corporate and franchised Long John Silver's retail outlets.

         The Cooperative has also established with the Texas Dairy Queen Operators Council a purchasing cooperative program of Equipment and Supplies for the approximately 800 Dairy Queen retail outlets in Texas. The Cooperative has also expanded its operations into Canada and is establishing a purchasing program with owners and operators of Domino's Pizza franchised retail outlets as discussed below.


         On June 15, 1994, the Cooperative entered into a Purchasing Affiliation Agreement (the "Affiliation Agreement") with the International Franchisee Advisory Council, Inc. (the "IFAC"), which represents owners and operators of Domino's Pizza franchised retail outlets ("Domino's Pizza Franchisees"). The Affiliation Agreement contemplated that the Cooperative would develop a program to purchase equipment and supplies for resale to Domino's Pizza Franchisees (the "Domino's Pizza Purchasing Program"). Domino's Pizza Franchisees currently own over 3,600 of the approximately 4,200 Domino's Pizza retail outlets located in the United States. The Cooperative originally anticipated a roll-out of the Domino's Pizza Purchasing Program during the second or third quarter of fiscal 1995. The actions and policies of Domino's Pizza, Inc. ("DPI") have made it not possible for the Cooperative to commence an appropriate purchasing and distribution program for Domino's Pizza Franchisees. In the summer of 1995, certain representative Domino's Pizza Franchisees and IFAC commenced litigation against DPI under the antitrust laws and on other grounds. Although the Cooperative continues to sell some food and packaging items to Domino's Pizza Franchisees with large commissaries and continues to sell some Domino's Pizza equipment items, a significant cost-saving program for Domino's Pizza Franchisees will not be possible until the franchisees have successfully resolved related issues with DPI.

         During fiscal 1995, the Cooperative reorganized a portion of its business with concepts other than KFC and Taco Bell into the "Horizon Group." The Horizon Group consolidates the Cooperative's business with smaller-volume concepts, such as Long John Silver's, Dairy Queen and Fazoli's, under one management team.

         During fiscal 1996, sales to operators of retail outlets of quick service restaurant systems other than KFC and Taco Bell Operators in the United States were approximately 23% of sales.

         In the first quarter of fiscal 1997, the Cooperative established a new subsidiary, FoodService Purchasing Cooperative International, Inc., to develop the Cooperative's sales of equipment to quick service restaurant operators located outside of the United States and Canada. Through this subsidiary, the Cooperative acquired the international equipment business of Hall and Associates, Inc., on December 31, 1996.


CANADIAN OPERATIONS

         Effective in the first calendar quarter of 1992, through its newly formed subsidiary, KFC Franchisee Purchasing of Canada, Inc. (the "Canadian Subsidiary"), the Cooperative commenced to purchase and coordinate distribution for owners and operators of KFC franchised retail outlets in Canada. The Canadian Subsidiary sells primarily to independent KFC-approved distributors in Canada similar to the way the Cooperative does business in the United States. The Cooperative and the Canadian Subsidiary have entered into agreements with Canadian distributors providing for substantially the same relationship as the Cooperative has with United States distributors. See "DISTRIBUTION."


         In Canada, franchisees own and operate 635 retail outlets, while Pepsi-Cola Canada Ltd. owns approximately 230 retail outlets. Scott's Restaurants, Inc. ("Scott's") is the largest franchisee in Canada, with approximately 400 retail outlets. Scott's has indicated its intention that the Cooperative handle substantially all its purchasing and distribution of food, packaging and supplies. In addition, the Canada KFC Franchisees Association formally requested that the Cooperative operate its programs in Canada by virtue of a resolution adopted at that organization's October 1991 meeting. A decision by Scott's to cease using the Cooperative's services would have a materially adverse effect on the Cooperative's Canadian operations.

         The Canadian Subsidiary's headquarters are located in Mississauga, Ontario. The Canadian operations are supported with existing Cooperative personnel and resources, supplemented by a small support staff in Canada. The Canadian operations contributed approximately $50,613,000 in sales in fiscal 1996. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--ANALYSIS OF OPERATIONS."


         The Common Stock is offered in Canada pursuant to statutory exemptions and rulings of the securities regulatory authorities of the provinces in which Operators are located; the Common Stock is thus exempt from the applicable provincial registration requirements. As a consequence of these statutory exemptions and rulings, certain protections, rights and remedies provided by applicable provincial securities legislation and regulation, including statutory rights of rescission or damages provided thereunder, will not be available to the Canadian stockholder members. However, upon execution and delivery by the Operator of a subscription agreement and the issuance of the Common Stock, the Cooperative agrees that the stockholder member shall have those rights of action against the Cooperative for rescission and/or damages for a misrepresentation in the prospectus as would be available to a U.S. purchaser of shares of the Cooperative's Common Stock under the Securities Act of 1933, as amended, subject to all restrictions, including applicable statutes of limitations, which a U.S. purchaser of Common Stock would be subject to under similar circumstances. The forum for any actions brought in connection with the Common Stock against the Cooperative shall be in Jefferson County, Kentucky, with the Operator submitting to the jurisdiction of the courts located in Kentucky.

TRADE REGULATION MATTERS

         The following features of the Cooperative reflect the mutual concerns of the Cooperative and its customers that the operations of the Cooperative be consistent with the objective of fostering competition at both the supply and distribution stages in the provision of Equipment and Supplies to Operators.

         (1) Stock ownership and attendant rights in the Cooperative are available to all Operators on a nondiscriminatory basis, and the purchase of Common Stock is completely voluntary. Operators need not own Common Stock to purchase goods from the Cooperative directly or through a distributor.

         (2) The Cooperative does not impose any requirement that members or their distributors purchase any goods from the Cooperative. The success of the Cooperative depends on it being able to purchase and resell goods at prices that attract the business of Operators and/or their distributors in a free and competitive market environment.

         (3) The Cooperative does not control or restrict the distributors with which Operators may deal. The choice of a distributor and the terms of the distribution arrangement remain in the sole control of the Operator, and all distributors are free to purchase from the Cooperative subject to uniform and reasonable credit standards.

         (4) The Cooperative does not control or restrict the manufacturers who supply goods to Operators. All "approved suppliers" have the opportunity to compete for the business of the Cooperative, and all such suppliers, whether or not they sell to the Cooperative, are free to sell directly to Operators and/or their distributors.

         (5) The Cooperative does not finance its operations through brokerage fees or rebates from suppliers with which it deals. The operation of the Cooperative is financed by the capital contributions of its members, by the mark-ups charged by it on goods it sells to cover the costs of its services, and by borrowings from commercial lenders.

         (6) The Cooperative does not solicit or induce unlawful price discriminations from its suppliers. The cost prices paid by the Cooperative are negotiated with, or competitively bid by, suppliers based on the Cooperative's volume commitments to purchase and the cost savings realized by suppliers from dealing with the Cooperative. The cost savings realized by certain suppliers are reflected in sales and service allowances which operate to reduce the Cooperative's cost prices.

         (7) The Cooperative does not dictate or in any way control delivered prices charged by distributors for goods purchased from the Cooperative. The Cooperative does provide to its members information on the Cooperative's prices, industry data on distribution costs and service levels, and does monitor distributor prices to enable franchisees to negotiate more effectively with distributors. See "DISTRIBUTION."

         (8) The Cooperative does not disclose information that is identified or identifiable as pertaining to the business of any particular Operator (other than information relating to past due accounts owed to the Cooperative) to any other Operator or representative thereof or to any other person who is not employed by the Cooperative.

PROPERTIES

         The Cooperative does not own any real property or warehousing facilities. The Cooperative currently leases approximately 47,761 square feet of office space at 950 Breckinridge Lane, in Louisville, Kentucky, for its executive offices under leases expiring on February 28, 1999. The Cooperative leases commercial frozen food warehouse facilities on a short-term basis in various locations in connection with its frozen cob corn purchase program. The Cooperative currently leases approximately 19,650 square feet of warehouse space in Louisville, Kentucky, for its equipment staging operation. The Canadian Subsidiary also leases approximately 1,400 square feet of office space in Mississauga, Ontario.


EMPLOYEES


         The Cooperative presently has approximately 153 employees, including temporaries. The Cooperative believes that its employee relations are generally satisfactory.


                                 DIVIDEND POLICY

         Although the Cooperative does not engage in business to generate profits, if in any year the revenues from Equipment and Supplies sales exceed expenses, the amortization of debt, and reasonable reserves, the Cooperative may distribute all or a portion of the excess to the holders of Store Common Stock as dividends or use the excess revenues to provide additional procurement-related services. While the Cooperative is not precluded from paying dividends, the principal purpose of the Cooperative is not to produce profits to be distributed. Prior to the implementation of the Cooperative's patronage dividend program, the Cooperative's Board of Directors declared a dividend of $25.00 per share of Store Common Stock which was paid on March 31, 1982. There is no current intention to pay any dividends in the future on Store Common Stock on a per share basis. The Cooperative will not pay dividends at any time on Membership Common Stock.

         The Cooperative has established a patronage dividend program. See "PATRONAGE DIVIDEND PROGRAM." The payment of dividends based upon patronage tends, of course, to reduce or eliminate funds available for dividends based upon the number of shares of Store Common Stock owned.

                           PATRONAGE DIVIDEND PROGRAM

INTRODUCTION

         Although the Cooperative does not engage in business to generate profits, it may nonetheless, in any fiscal year, generate revenues in excess of amounts needed to cover expenses, amortize indebtedness, and provide for reasonable reserves. Thus, even though the Cooperative endeavors to minimize markups on Equipment and Supplies to the least amount required to cover its anticipated costs of operations, the Cooperative may have funds available for distribution to members.


         In 1982, the Cooperative implemented a program for the payment of patronage dividends to members on the basis of the value of business done by the Cooperative with regard to each member, respectively. Beginning with fiscal 1995, through an amendment to Section 9.2 of its Bylaws set forth in its entirety herein, the Board of Directors is authorized to distribute as patronage dividends amounts determined in accordance with Section 9.2. Under the revised program, solely for purposes of determining the amount of patronage dividends distributable to a particular stockholder member, the Cooperative has established two separate pools of allocated net earnings for purposes of making patronage dividend determinations, the "KFC Pool" and the "Taco Bell Pool," as defined in Section 9.2, such that patronage dividends to stockholder members operating Taco Bell retail outlets will be paid from the Taco Bell Pool and patronage dividends to stockholder members operating KFC outlets will be paid from the KFC Pool. In addition, in August 1994, the Cooperative's Board of Directors determined that the Cooperative would pay patronage dividends to its stockholder members, based separately for KFC stockholder members on pre-tax income available from the KFC Pool and for Taco Bell stockholder members based on pre-tax income available from the Taco Bell Pool, for the period from November 1, 1994, through October 31, 1995, in an aggregate amount equal to the lesser of (a) fifty percent (50%) of the Cooperative's total "pre-tax income," as defined in the Cooperative's 1995 fiscal year budget, or (b) the amount of the Cooperative's total "pre-tax income" for fiscal 1995 reasonably allocable to sales with respect to which a patronage dividend is payable. In August 1995, the Board of Directors determined that a patronage dividend for fiscal 1996 would be paid on a formula similar to that adopted for fiscal 1995, except that the patronage dividend would be based upon 60% of "pre-tax income," rather than 50%. In August 1996, the Board of Directors determined that a patronage dividend for fiscal 1997 would be paid on a formula similar to that adopted for fiscal 1995, except that the patronage dividend would be based upon 70% of pre-tax income.

         The Cooperative paid a patronage dividend totalling $569,000 in March 1995 for patronage in fiscal 1994. The Cooperative paid $1,246,000 in March 1996 for patronage in fiscal 1995. For patronage during fiscal 1996, a dividend totalling $2,762,000 is payable in March 1997. KFC-related sales volumes and net income were strong in fiscal 1995 primarily as a result of several KFC product promotions, while Taco Bell sales volumes reflected a 10% decrease from fiscal 1994 as a result of significantly lower beef prices. Therefore, most of the fiscal 1995 patronage dividend was paid with respect to KFC patronage. Similarly, most of the fiscal 1996 patronage dividend will be paid with respect to KFC patronage.


BYLAW PROVISION

         The Bylaw provision regarding patronage dividends is as follows:

                                   Article IX
                               Patronage Dividends

                           9.1 Cooperative Basis. The Cooperative shall at all times be operated on a cooperative basis for the benefit of its stockholder members. The Cooperative shall always do more than fifty percent (50%) in value of its business with its stockholder members either directly or through distributors ("participating distributors") which shall have agreed to participate in the Cooperative's patronage dividend program for its stockholder members by entering into distributor par ticipation agreements with the Cooperative in such form as the President shall prescribe from time to time. The Cooperative may operate on a for-profit basis with respect to non-members.

                           9.2  Patronage Dividend Distributions.

                           (a) The Board of Directors is authorized, after
                  considering the Cooperative's need for capital and reserves, to distribute as patronage dividends directly to each stockholder member of the Cooperative amounts determined as set forth below. Solely for the purpose of determining the amount of patronage dividends distributable to a particular stockholder member of the Cooperative, the Cooperative's business with its stock holder members shall be segregated into two distinct pools: (i) the "KFC Pool," under which shall be determined the net earnings of the Cooperative from business done by the Cooperative directly with stockholder members for use by the stockholder members in KFC retail outlets owned or operated by the stockholder members and the value of business done by the Cooperative with participating distributors resulting in resales by such distributors to such stockholder members for such use; and (ii) the "Taco Bell Pool," under which shall be determined the net earnings of the Cooperative from business done by the Cooperative directly with stock holder members for use by the stockholder members in Taco Bell retail outlets owned or operated by the stockholder members and the value of business done by the Cooperative with participating distributors resulting in resales by such distributors to such stockholder members for such use.

                           The amount distributable by the Cooperative as
                  patronage dividends directly to each stockholder member of the Cooperative shall be based on

                           (A)      The ratio of

                                    (i) the value of business done by the
                           Cooperative directly with such stockholder member for use by the stockholder member in KFC retail outlets owned or operated by the stockholder member and the value of business done by the Cooperative with participating distributors resulting in resales by such distributors to such stockholder member for such use, to

                                    (ii)    the net earnings of the Cooperative
                           in the KFC Pool, plus

                           (B)      The ratio of

                                    (i) the value of business done by the
                           Cooperative directly with such stockholder member for use by the stockholder member in Taco Bell retail outlets owned or operated by the stockholder member and the value of business done by the Cooperative with participating distributors resulting in resale by such distributors to such stockholder member for such use, to

                                    (ii)    the net earnings of the Cooperative
                           in the Taco Bell Pool.

                           (b) The distribution described in subparagraph (a),
                  is among all stockholder members, shall be directly proportional for each taxable year of the Cooperative to the purchases by each stockholder member, whether such purchases are direct or through a participating distributor.

                           9.3 Timing of Payment of Patronage Dividends. Each
                  distribution of patronage dividends shall be made within the payment period beginning with the first day of a taxable year for which the Cooperative claims a deduction for patronage dividends paid in the form of such distributions and ending with the 15th day of the 9th month following the close of such taxable year.

                           9.4 Character of Distributions. Twenty percent or
                  more of the amount of each distribution shall be paid in cash or by a "qualified check" as defined in Section 1388(c)(4) of the Internal Revenue Code of 1986, as amended. All amounts of such distributions not paid in money or by "qualified check" shall be paid a "qualified written notice of allocation" as defined in Section 1388(c)(1) of the Internal Revenue Code of 1986, as amended.

                           9.5 Consent to Stockholder Members. Membership in the
                  Cooperative by stockholder members shall constitute a consent of each such member to include in its gross income the amount of any patronage dividend which is paid with respect to direct sales from the Cooperative, and indirect sales through participating distributors in money, "qualified checks," "qualified written notices of allocation" or other property (except "non-qualified written notices of allocation" as defined in Section 1388(d) of the Internal Revenue Code of 1986, as amended) and which is received by it during the taxable year from the Cooperative. Each stockholder member of the Cooperative, through initiating or retaining its membership after adoption of this Article IX of these Bylaws, as amended from time to time, consents to be bound hereby. The provisions of this Article IX, as amended from time to time, shall be a contract between the Cooperative and each stockholder member as fully as though each stockholder member had signed a specific separate instrument in which the stockholder member agreed to be bound by all of the terms and provisions of this Article IX, as amended from time to time.

                           9.6 Application of Patronage Dividends to Amounts Due
                  the Cooperative. Notwithstanding any of the foregoing provisions of this Article IX, the portion of any patronage dividends which would otherwise be payable in cash under any provision of this Article IX to a stockholder member may be applied by the Cooperative to the payment of any indebtedness, the repayment of which is in default, owed to the Cooperative by any such stockholder member to the extent of such indebtedness instead of being distributed in cash, provided, however, that an amount equal to twenty percent (20%) (or, in the case of a stockholder member located in a jurisdiction to which the special withholding requirements of Sections 1441 or 1442 of the Internal Revenue Code of 1986, as amended, apply, thirty percent (30%)) of the total annual patronage dividends distributable for the applicable year to any such stockholder member shall nevertheless be paid in cash within the period set forth in Section 9.3 if any such stockholder member so requests in a writing received by the Cooperative within thirty (30) days of the first day of the Cooperative's fiscal year as established under Section 6.3.

FEATURES OF PROGRAM

         The patronage dividend program implemented pursuant to the Bylaw provision has the following, among other, features:

         1. Members who are United States residents must consent to report any patronage dividends received as gross income for federal income tax purposes. The Cooperative will file with the Internal Revenue Service a report, currently on Form 1099-PATR, of the amount of patronage dividends paid to each member. Members resident of countries other than the United States generally are subject to a flat United States tax of 30% on the amount of patronage dividends paid by the Cooperative. The Cooperative is required to withhold the 30% tax from the patronage dividend payment, unless the treaty between the United States and a particular country provides for a lower withholding rate. For example, a treaty between the United States and Canada provides for withholding at a 15% rate (although the Canadian member remains liable for the remaining 15% tax).

         2. While the Bylaw provision permits the Cooperative to operate on a "for-profit basis" with respect to non-members, the Cooperative has no intention of changing its pricing policy, as described above, pursuant to which the Cooperative endeavors to mark up prices on Equipment and Supplies by the least amount necessary.

         3. The validity of the Cooperative's allocation of participating distributor purchases to the distributors' respective customer Operators will depend upon the accuracy and timeliness of the records maintained by the distributors and provided to the Cooperative pursuant to agreements between the distributors and the Cooperative. The Cooperative anticipates that distributors serving members will perform the recordkeeping functions in an accurate and timely manner. However, the Cooperative cannot assume responsibility, as between the Cooperative and its members, for the information provided, or not provided, the Cooperative by distributors with respect to purchases by individual Operators.

         4. While the Cooperative is authorized to make distributions, in part, in a form other than cash, the Cooperative anticipates that in the foreseeable future any distributions would be solely in the form of cash, subject to offset as discussed below. In August 1993, the Cooperative's Board of Directors adopted Article 9.6 set forth above providing for a possible offset of a stockholder member's patronage dividend against the payment of any indebtedness to the Cooperative, the repayment of which is in default. As a matter of policy, the Cooperative currently notifies any franchisee against whose patronage dividend the Cooperative intends to offset against an obligation of its intention by certified mail return receipt requested, and the Cooperative will require any member requesting that 20% of any patronage dividend to be offset nevertheless be paid to the member in cash make the request by certified mail return receipt requested.

         5. KFC Management and Harman are eligible as are all other members to receive patronage dividends on the same basis as other members.

         6. Distributions of patronage dividends are based solely on patronage with the Cooperative and not on the basis of the number of shares of Store Common Stock owned by a member. The payment of dividends based on patronage with the Cooperative necessarily reduces or eliminates funds available for dividends based on the number of shares of Store Common Stock owned.

         7. Non-member Operators are ineligible to receive patronage dividends, just as they are ineligible to receive dividends on Store Common Stock.

         8. The treatment of the Cooperative's payment of patronage dividends under the federal income tax laws of the United States is not free from uncertainty. See "UNITED STATES TAX ASPECTS OF THE PATRONAGE DIVIDEND PROGRAM." If favorable tax treatment of patronage dividends becomes unavailable, the Cooperative will reevaluate the patronage dividend program and may discontinue or modify it.

         9. If the Cooperative is liquidated, any funds available after redemption of Membership Common Stock will be distributed on the basis of past patronage with the Cooperative rather than number of shares of Store Common Stock owned.

UNITED STATES TAX ASPECTS OF THE PATRONAGE DIVIDEND PROGRAM

         The United States Internal Revenue Code of 1986, as amended (the "Code"), provides that corporations "operating on the cooperative basis" generally may exclude from their taxable income amounts paid as "patronage dividends." "Patronage dividends" are amounts paid to patrons (a) on the basis of the quantity or value of business done with or for such patron, (b) under an obligation of an organization to pay such amount, which obligation existed before the organization received the amount so paid, and (c) which is determined by reference to the net earnings of the organization from business done with or for its patrons. The patronage dividend program described above calls for the payment of patronage dividends, (a) to members with respect to their purchases of Equipment and Supplies from the Cooperative, (b) pursuant to an obligation to pay in the context of the provisions of the Bylaws set forth above, and (c) determined on the basis of the net earnings of the Cooperative from such business done with all of its members in accordance with Article 9.2. Accordingly, the Cooperative believes that its patronage dividend program meets the standards of the Code.

         The Cooperative has been advised by the U.S. Internal Revenue Service that the Service will not issue a favorable advance ruling concerning the Cooperative's proposed exclusion from its taxable income of amounts paid as patronage dividends. Accordingly, there can be no assurance that the Cooperative's treatment will not be challenged on audit of the Cooperative's federal income tax returns. If such a challenge were successful, the Cooperative would be liable for taxes and interest for any amounts disallowed as exclusions from its taxable income.

PATRONAGE DIVIDEND PROGRAM FOR CANADIAN STOCKHOLDERS

         The payment of patronage dividends to members is based on the value of business done by the Cooperative with regard to each member. Because substantially all of the Cooperative's Canadian sales to Operators will be with the Canadian Subsidiary, and not with the Cooperative itself, the value of business done by Canadian stockholder members with the Cooperative will be minimal. The amount of the patronage dividend paid to Canadian stockholder members will be correspondingly minimal. The Cooperative, therefore, has determined to provide a sales allowance to Canadian stockholder members based on patronage with the Canadian Subsidiary. This allowance is intended to provide the Canadian stockholder members with a program based on Canadian sales similar to the current patronage dividend program. For fiscal 1997, the sales allowance will be based on seventy percent (70%) of the Canadian Subsidiary's net income. There can be no assurance that the Canadian Subsidiary's operations will be successful on a sustained basis and that any such price reduction program will continue.


         As noted above in "Features of Program," upon liquidation of the Cooperative any funds available after redemption of Membership Common Stock will be distributed on the basis of past patronage with the Cooperative rather than number of shares of Store Common Stock. In part, because such a liquidating distribution with respect to Canadian stockholders would be minimal, the Cooperative will enter into an agreement to repurchase any Canadian stockholder member's Store Common Stock at its original purchase price at any time after two years from the date of purchase. Under Delaware law, the Cooperative may not repurchase any shares of its common stock when the capital of the Cooperative is impaired or when such repurchase would cause any impairment of the capital of the Cooperative.

                           FEDERAL TAX CONSIDERATIONS

         Although the Cooperative expects to utilize net income, if any, for the benefit of its members, the Cooperative will not be exempt from federal income taxation as are certain other corporations operated as cooperatives.

         The 70% dividends-received deduction is not available to corporate recipients with respect to patronage dividends. Anticipated tax consequences are described in "Patronage Dividend Program." Any dividends paid to United States resident members on the basis of number of shares of Store Common Stock owned would be taxed to the recipients as ordinary income, except that members which are corporations would be entitled to the 70% dividends-received deduction. Dividends paid to non-resident individuals, corporations, partnerships, and all other types of entities would be subject to a flat 30% United States tax.

                                   MANAGEMENT

DIRECTORS AND OFFICERS


         The Cooperative's Bylaws provide for a Board of Directors consisting of up to twenty voting members (with sixteen voting members currently serving) plus the Cooperative's President, who is a non-voting member. Up to nineteen directors are elected by the holders of various series of Membership Common Stock. Each series of Membership Common Stock is generally entitled to elect one director, except that the NFAC and KFC Management are each entitled to elect two directors. See "CAPITAL STOCK-MEMBERSHIP COMMON STOCK-VOTING RIGHTS." One director (the "Independent Director") is nominated by the Board of Directors and elected by a plurality vote of the shares of all series of Membership Common Stock entitled to vote. The Independent Director must not be affiliated in any way with any owner or operator of a KFC or Taco Bell retail outlet ("Operator"). With the exception of the President and the Independent Director, each director of the Cooperative must be a member of the Cooperative or a shareholder, officer, employee or partner of the entity which is a member of the Cooperative. Additionally, each director (other than the President and the Independent Director) must be a member or an officer, director, shareholder, employee or partner of the organization which is entitled to vote for such director. All voting members of the Board of Directors serve three-year staggered terms. In addition to the twenty voting members and the President described above, the Cooperative's Bylaws provide that the Board of Directors may from time to time appoint one or more non-voting members of the Board of Directors to serve at the pleasure and upon such terms and conditions as the Board of Directors may provide.

                          MANAGEMENT OF THE COOPERATIVE

Directors and Executive Officers


         The following table lists, in addition to other information, the directors and executive officers of the Cooperative at December 31, 1996, their ages, their position with the Cooperative, their present principal occupations, and the number and percentages of shares of Store Common Stock beneficially owned, directly or indirectly, by each. The information provided with respect to the ages and number of shares beneficially owned is as of December 31, 1996.




                             Positions    Year First
                            and Offices     Became
                             Currently    Director or   Term as                          Present             Store        Percent
                             held with     Executive   Director       Series            Principal        Common Stock    of Store
Name                Age     Cooperative     Officer     Expires   Represented(*)       Occupation         Ownership     Outstanding
----                ---     -----------     -------     -------   --------------       ----------        ------------   -----------
William E.           57      Director,       1988        1997            F              Operator              10            **
Allen                        Secretary

James G.             47      Director        1996        1999            C              Operator              13            **
Cocolin

Darrell M.           51      Director        1995        1998            N              Operator               9            **
Dunafon

Ben E.               54      Director        1996        1997            L              Operator              10            **
Edwards

Leon W.              77      Director,       1978        1997            H               Founder             266           4.5
Harman                     Vice Chairman                                                of Harman
                           of the Board                                                Management
                                                                                       Corporation

Edward J.            59      Director        1994        1999            J              Operator              12            **
Henriquez, Jr.

Paul A. Houston      47      Director        1995        1997            I            President of           408           6.8
                                                                                Scott's Restaurants, Inc.

Grover G. Moss       52      Director        1994        1998            O              Operator              10            **

David G. Neal        50      Director,       1991+       1997            E              Operator              89            1.5
                             Treasurer

Robert P.            62      Director,       1990        1999            B              Operator               3            **
Peck                        Chairman of
                             the Board

Edward W. Rhawn      58      Director        1992        1999       Independent         Chairman              --            --
                                                                                        of Rhawn
                                                                                    Enterprises, Inc.

                             Positions    Year First
                            and Offices     Became
                             Currently    Director or   Term as                          Present             Store        Percent
                             held with     Executive   Director       Series            Principal        Common Stock    of Store
Name                Age     Cooperative     Officer     Expires   Represented(*)       Occupation         Ownership     Outstanding
----                ---     -----------     -------     -------   --------------       ----------        ------------   -----------
Jack M. Richards     68      Director        1991        1997            A              Operator               3            **

James B.             58      Director        1990        1998            L              Operator               2            **
Royster

Dean M.              34      Director        1996        1999            G              Operator               1            **
Sorgdrager

Calvin G.            42      Director        1992        1999            D              Operator              12            **
White

Ronald J. Young      38      Director        1993        1997            M              Operator              12            **

Thomas D.            54      Director,       1980         --            --          President & Chief         --            --
Henrion                     President,                                             Executive Officer,
                          Chief Executive                                              Cooperative
                              Officer

William V.           47   Vice President,    1985         --            --           Vice President,          --            --
Holden                    Chief Financial                                            Chief Financial
                              Officer                                             Officer, Cooperative

Judith L.            48   Vice President,    1991         --            --           Vice President,          --            --
Hollis                    General Manager                                              Cooperative
                             KFC Sales

W. Thomas            50   Vice President,    1982         --            --           Vice President           --            --
Hutcherson                  Purchasing                                                 Cooperative

Kenneth L. Hartung   49   Vice President     1993         --            --           Vice President,          --            --
                                                                                       Cooperative

John W. Inwright     40    Vice President,    1991        --            --           Vice President,          --            --
                            Operations                                                 Cooperative
                                                                                                             860          14.4

-----------------------

All directors and executive officers as a group (22 persons)++

* KFC Management has purchased one share of Series K Membership Common Stock. On November 16, 1989, both directors representing KFC Management resigned as members of the Board of Directors. KFC Management has not taken any action to fill the two vacancies and has not indicated whether it will take any action in the future to fill the vacancies. The total number of shares of Store Common Stock listed as owned by directors and officers does not include the 2,028 shares of Store Common Stock believed by the Cooperative to be owned by KFC Management or affiliates, representing approximately 34.0% of the Store Common Stock outstanding.

** Less than one-half of one percent.

+ Mr. Neal has previously served on the Board of Directors of the Cooperative as one of the two directors representing NFAC, the holder of the Series L share of Membership Common Stock. He first began serving on the Board of Directors as a representative of Series E in February 1991.


++ Each director, other than Messrs. Henrion and Rhawn, is, or is affiliated with a member which is, the owner of one share of Membership Common Stock. All directors and executive officers as a group (22 persons) own 15 shares of Membership Common Stock, 2.4 percent of the total number of Shares of Membership Common Stock outstanding. The Store Common Stock ownership reflects the number of shares which each director, other than Messrs. Henrion and Rhawn, owns or which is owned by the member with which the director is affiliated. Except as required by law, Store Common Stock has no voting rights. Messrs. Henrion and Rhawn are neither the owners, nor affiliates of owners, of any Membership or Store Common Stock.

         During the last five years, Messrs. Allen, Cocolin, Dunafon, Edwards, Harman, Henriquez, Houston, Marsella, Moss, Neal, Peck, Richards, Royster, Sorgdrager, White, and Young have been principally engaged in business as Operators, and Mr. Rhawn has been Chairman and owner of Rhawn Enterprises, Inc., a Louisville financial services holding company.


         Kenneth L. Hartung has served as a Vice President of the Cooperative since 1993. From 1991 to February 1993, Mr. Hartung was Vice President of Sales and Marketing for the E. S. Robbins Container Division. He had previously served as Vice President of Development of the Liqui-Box Corporation and in several positions, including Vice President of Marketing, with the B-Bar-B Corporation.


         Thomas D. Henrion joined the staff of the Cooperative in March 1980 as its President and in 1993 also became Chief Executive Officer. In 1991, Mr. Henrion was elected to serve as a director of the National Cooperative Bank. Mr. Henrion also serves as a director of Wholesome and Hearty Foods, Inc, and Span-America Medical Systems, Inc.


         William V. Holden has been Vice President of the Cooperative since 1989 and served as Controller of the Cooperative from 1985 until he was appointed Chief Financial Officer in 1991. Mr. Holden also serves the Cooperative as Assistant Treasurer.

         Judith L. Hollis has served in the Cooperative's sales division since 1991 and currently serves as Vice President/General Manager of KFC Sales, Customer Service and Distribution. From 1990 until 1991, Ms. Hollis was Vice President of Marketing Resources Plus, a division of US West.

         W. Thomas Hutcherson has served as the Cooperative's Vice President of Purchasing since 1994. He served as Vice President-Equipment Purchasing and Sales from 1982 until 1994.


         John W. Inwright has served as Vice President of Operations since April 1996, and served as Vice President of Purchasing for food and packaging from May 1991 to April 1996. Mr. Inwright has served the Cooperative in its purchasing operations since 1984.

STANDING COMMITTEES

         The Board of Directors has five standing committees: Executive, Personnel, Audit and Budget, Insurance, and Nominating.


         The Executive Committee is comprised of Messrs. Allen, Harman,
Neal, Peck and Royster. The Executive Committee, between the meetings of the Board and while the Board is not in session, has all the powers and may exercise all the duties of the Board of Directors in the management of the business of the Cooperative which may lawfully be delegated to it by the Board.


         The Audit and Budget Committee is comprised of Messrs. Cocolin, Edwards, Henriquez, Moss, Neal and Young. The Audit and Budget Committee meets periodically with management and representatives of the Cooperative's independent accountants. The independent accountants have free access to the Committee and the Board of Directors. The Committee considers the scope, timing and fees for the annual audit and the results of audit examinations performed by the independent public accountants, including certain recommendations to improve the Cooperative's systems of accounting and internal controls, and the follow-up reports prepared by management of the Cooperative pursuant to such recommendations. The Committee reviews the Cooperative's annual budget before its consideration by the Board of Directors.

         The Insurance Committee is comprised of Messrs. Allen, Dunafon, Richards, Sorgdrager and White. The Insurance Committee monitors the KFC Franchisee Insurance Program and, in conjunction with the Executive Committee, makes recommendations to the Board of Directors concerning the program.

         The Nominating Committee is comprised of Messrs. Allen, Harman,
Neal and Royster. The Nominating Committee makes recommendations to the Board of Directors concerning officer positions for the Cooperative and met once during fiscal 1995. The Board of Directors considers the nomination of the Independent Director. Members of the Cooperative nominate their own candidates for director to represent their respective Series of Membership Common Stock.

PERSONNEL COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

         The Personnel Committee is comprised of Messrs. Harman, Houston,
Peck, Rhawn and Royster. Pursuant to a former provision of the Cooperative's Bylaws, Mr. Peck, as Chairman of the Board, served as the Cooperative's Chief Executive Officer until May 1993; he received no compensation from the Cooperative except for the reimbursement for expenses as provided below under "COMPENSATION OF DIRECTORS." The Personnel Committee considers personnel policy and practices of the Cooperative and makes recommendations to the Board of Directors concerning the compensation of all officers.

         The following table shows all cash compensation paid by the Cooperative for the years ended October 31, 1996, 1995 and 1994 to the most highly compensated executive officers as to whom the total cash and cash-equivalent remuneration exceeded $100,000 during fiscal 1996.



                           SUMMARY COMPENSATION TABLE


                                                    Annual Compensation
                                                    -------------------
Name and Principal                 Fiscal                                            All Other
     Position                       Year           Salary         Bonus(1)       Compensation(2)
-------------------                 ----           ------         --------       ---------------
Thomas D. Henrion                   1996          $191,798        $58,466            $22,578
    President and Chief             1995           181,498         51,480             21,046
    Executive Officer               1994           175,116         51,383             19,440

William T. Hutcherson               1996           101,379         16,000             13,279
    Vice President                  1995           102,034         15,815             11,631
                                    1994           101,538         10,713             11,834

William V. Holden                   1996            95,421         16,432             12,444
    Vice President and              1995            92,067         14,406             10,531
    Chief Financial                 1994            85,381         10,522             10,024
    Officer

Kenneth L. Hartung                  1996            93,896         15,288             12,662
    Vice President                  1995            87,099         17,861             10,457
                                    1994            82,813         16,538              9,881

Judith L. Hollis                    1996            91,133         18,520             12,404
    Vice President                  1995            86,800         18,346             10,230
                                    1994            83,333          8,820              9,784

         (1) The Cooperative has established bonus programs for all officers under which, if they achieve certain objectives, they may receive a bonus of not greater than 40% of their base salaries. In addition, the fiscal 1994 amount for Mr. Henrion includes a one-time payment of $21,330 to Mr. Henrion pursuant to a letter agreement dated May 22, 1991, providing for such payment if Mr. Henrion remained employed by the Cooperative through February 15, 1994.


         (2) Includes employer contribution to the Cooperative's Thrift
         Plan and Money Purchase Pension Plan in fiscal 1996 as follows: Mr. Henrion $6,495 and $11,083, respectively; Mr. Hutcherson $5,075 and $8,204, respectively; Mr. Holden $4,756 and $7,688, respectively; Mr. Hartung $4,839 and $7,823, respectively; and Ms. Hollis $4,740 and $7,664, respectively. For Mr. Henrion, the fiscal 1996 amount includes $5,000, representing the value to Mr. Henrion of the

         Cooperative's payments with respect to the insurance policy described below.

         In addition, Mr. Henrion and the Cooperative have executed a Supplemental Benefits/Consulting Agreement (the "Supplemental Agreement"), effective January 1, 1994, whereby Mr. Henrion will receive deferred compensation upon either his retirement or his voluntary or involuntary termination not for cause, as defined. The Cooperative's determination to enter into the Supplemental Agreement was primarily based on the Board of Directors' subjective sense of the value of Mr. Henrion's continued loyalty and service to the Cooperative, the Cooperative's desire to assist Mr. Henrion in providing for his retirement, as well as the contingencies of death and disability, and to provide Mr. Henrion with an incentive to provide advisory services to the Cooperative in a consulting capacity upon his eventual retirement.


         Pursuant to the Supplemental Agreement, commencing upon his departure from the Cooperative (so long as his departure is not the result of a termination for cause) and for the duration of the "Period" as defined below, Mr. Henrion will receive monthly compensation equivalent at least to one-twelfth of 18% of his annual base compensation averaged over a three-year period ("Averaged Annual Compensation"). The Period will be a number of months equal to the number of months Mr. Henrion has worked for the Cooperative after January 1, 1994. In addition, for one year following the expiration of the Period, Mr. Henrion will receive, in equal monthly installments, an amount equal to his Averaged Annual Compensation. As of October 31, 1996, Mr. Henrion's Averaged Annual Compensation for purposes of the Supplemental Agreement was $185,175, with one-twelfth of 18% of this amount equal to $2,778.


         If Mr. Henrion chooses to provide consulting services following his departure from the Cooperative, in lieu of the monthly supplemental retirement benefits at the annual rate of 18% of his Averaged Annual Compensation, he will receive monthly compensation equivalent to one-twelfth of 30% of his Averaged Annual Compensation for so long as he provides such consulting services. In any event, Mr. Henrion may not provide consulting services for longer than the Period or seven years, if the Period exceeds seven years. Mr. Henrion may elect to receive the supplemental retirement income described above in a lump sum payment of the present value of such income, in lieu of the monthly payments.

         The Supplemental Agreement also provides Mr. Henrion with an increasing death benefit whole life split-dollar insurance policy in an initial face amount of $147,384 (the "Policy"). The Cooperative will pay the $10,000 annual premium on the Policy unless and until Mr. Henrion's employment ceases for any reason. The Cooperative has a 50% interest in the death benefits and cash value under the Policy. Should Mr. Henrion's employment terminate for any reason before his death, Mr. Henrion has the option of purchasing the Cooperative's interest in the Policy for 50% of its then cash value. If Mr. Henrion does not exercise his right to purchase the Cooperative's interest in the Policy, the Cooperative may either purchase Mr. Henrion's interest in the Policy for 50% of its then cash value or elect that the Policy be surrendered, in which case the cash value will be paid one-half to Mr. Henrion and one-half to the Cooperative.

COMPENSATION OF DIRECTORS


         No director, other than the Independent Director, receives any remuneration from the Cooperative other than reimbursement for long distance travel, hotel accommodations, and $400 per board meeting for out-of-pocket expenses. The Independent Director receives an annual fee of $10,000, plus fees of $1,000 per board meeting attended.

TRANSACTIONS WITH STOCKHOLDERS, DIRECTORS AND OFFICERS

         All present voting members of the Board of Directors, except the Independent Director, are Operators or represent Operators and have purchased or may purchase Equipment and Supplies from the Cooperative or from distributors who purchase from the Cooperative. All purchases by directors or their affiliates from the Cooperative are made on the same terms and conditions as purchases by any other Operator. Several Operators, including KFC Management, are also in the business of purchasing Equipment and Supplies for sale and distribution to other Operators and may purchase such Equipment and Supplies from the Cooperative. See "HISTORY AND OPERATING PRINCIPLE," "OPERATIONS--PRINCIPAL CUSTOMERS," "PEPSICO" and Note 7 of the "NOTES TO CONSOLIDATED FINANCIAL STATEMENTS."

                                   MEMBERSHIP


         Membership in the Cooperative is open to all Operators on a nondiscriminatory basis. Each Operator desiring membership in the Cooperative is required to purchase one share of Membership Common Stock regardless of the number of retail outlets operated and to purchase that number of KFC shares of Store Common Stock which equals either (i) the total number of KFC retail outlets located in the United States owned and operated by that Operator, (ii) the total number of retail outlets located in a Foreign Territory owned and operated by that Operator, (iii) the total number of KFC retail outlets located in Canada owned and operated by that Operator or (iv) the total number of Taco Bell retail outlets wherever located owned and operated by that Operator. See "CAPITAL STOCK--STORE COMMON STOCK--LIMITATIONS ON OWNERSHIP AND TRANSFER; REDEMPTION. If a stockholder member at any time becomes an owner and operator of additional KFC retail outlets within the United States, within a Foreign Territory, or within Canada, or of additional Taco Bell retail outlets wherever located, as the case may be, he shall purchase one additional share of Store Common Stock for each such additional outlet. To assist the Cooperative in negotiating purchase contracts, members are asked from time to time for a good faith best estimate of purchasing intentions, but responses are not required as a condition of membership. No purchase commitment is required as a condition of membership or, except with respect to advance purchase commitments for certain commodities, as a condition to purchasing from or through the Cooperative. As of October 31, 1996, there were 624 stockholder members of the Cooperative.

                                  CAPITAL STOCK

Membership Common Stock

         The Cooperative is authorized to issue 2,000 shares of Membership Common Stock, no par value, of which 624 shares were issued and outstanding on October 31, 1996. The summary description of Membership Common Stock provisions which follows is subject in all respects to the Certificate of Incorporation and the Bylaws of the Cooperative.


         Issuance in Series. Membership Common Stock is offered and issued in series as indicated in the discussion below of Series A through Series Q. The Cooperative's Certificate of Incorporation also provides for nine Series of Membership Common Stock which are designated Series R through Series Z. The Board of Directors has no current specific intention to issue any shares of the Series R through Z Membership Common Stock and is prohibited from doing so without further amendment of the Bylaws.

                  KFC Operators. Operators of KFC retail outlets, except for KFC Management, the NFAC, Harman and Scott's, are entitled to purchase one share of Membership Common Stock of Series A through Series G, inclusive, depending upon their being deemed to operate a KFC retail outlet in one or more of the states designated below:

         Series                      Area
         ------                      ----
         A      -    Indiana, Michigan, Ohio and West Virginia

         B      -    Arkansas, Colorado, Kansas, Missouri, New Mexico, Oklahoma
                     and Texas

         C      -    Connecticut, Delaware, District of Columbia, Maine,
                     Maryland, Massachusetts, New Hampshire, New Jersey,
                     New York, Pennsylvania, Rhode Island and Vermont

         D      -    Alaska, Hawaii, Idaho, Montana, Oregon, Washington and
                     Wyoming

         E      -    Alabama, Florida, Georgia, Kentucky, Louisiana,
                     Mississippi, North Carolina, South Carolina, Tennessee and
                     Virginia

         F      -    Illinois, Iowa, Minnesota, Nebraska, North Dakota, South
                     Dakota and Wisconsin

         G      -    Arizona, California, Nevada and Utah

         Harman has purchased one share of Series H Membership Common Stock. Scott's has purchased one share of Series I Membership Common Stock. Operators of KFC retail outlets in Foreign Territories are entitled to purchase one share of Series J Membership Common Stock. KFC Management has purchased one share of Series K Membership Common Stock and the NFAC has purchased one share of Series L Membership Common Stock. Operators of KFC retail outlets in Canada, including Pepsi-Cola Canada Ltd., are entitled to purchase one share of Series M Membership Common Stock.

         The Series H and Series I Membership Common Stock held by Harman and Scott's, respectively, provides for the election of one director and the series of such stock held by KFC Management and the NFAC each provide for the election of two directors. The Bylaws of the Cooperative provide that if Harman or Scott's at any time owns or operates fewer than 100 KFC outlets, or if KFC Management owns or operates fewer than 200 KFC outlets, then the share of Membership Common Stock owned by said Operator must be exchanged for one share of Membership Common Stock of such other Series as such Operator is otherwise eligible to purchase.

                  Taco Bell Operators. Section 2.4 of the Cooperative's Bylaws designates Series N through Q as Series available to Taco Bell Franchisees. The IATBF is permitted to purchase Series N. Depending upon the number of shares of Store Common Stock issued with respect to Taco Bell retail outlets ("Taco Bell Store Common Stock"), Taco Bell Operators will be issued and hold Series N, O, P or Q.

         If less than 400 shares of Store Common Stock are issued and outstanding with respect to Taco Bell retail outlets, only Series N, which will also be held by the IATBF, will be issued to Taco Bell Operators. If and when 400 or more but less than 650 shares of Taco Bell Store Common Stock are issued and outstanding, Taco Bell Operators will hold Series O Membership Common Stock and only the IATBF will hold Series N Membership Common Stock. If and when 650 or more but less than 900 shares of Taco Bell Store Common Stock are issued and outstanding, then Taco Bell Operators will hold Series O or Series P Membership Common Stock (depending on the region in which the Stockholder Members' retail outlets are located), and the IATBF will hold Series N Membership Common Stock. If and when 900 or more shares of Taco Bell Store Common Stock are issued and outstanding, then Taco Bell Operators will hold Series O, P, or Q Membership Common Stock (depending on the region in which the Stockholder Members' retail outlets are located), and the IATBF will hold Series N Membership Common Stock.

         When the number of shares of Store Common Stock issued and outstanding with respect to Taco Bell retail outlets increases or decreases to the various thresholds described above, then the shares of Membership Common Stock held by Taco Bell Operators will automatically convert into the appropriate Series. Because of the possibility of this conversion, certificates representing shares of Membership Common Stock held by Taco Bell Operators will bear a legend indicating that there could be a conversion from one Series to another Series.

         The various Series, number of shares of Store Common Stock required to trigger a conversion into a new Series and the various Taco Bell regions are set forth below:

         COLUMN 1              COLUMN 2                        COLUMN 3
         --------              --------                        --------
          SERIES           TACO BELL REGIONS          NUMBER OF TACO BELL STORE SHARES
         --------          -----------------          --------------------------------
            N                 1 through 6             Less than 400
--------------------------------------------------------------------------------

            O                 1 through 6             Less than 650, but
                                                      400 or more
--------------------------------------------------------------------------------

            O                 1, 2 and 3              Less than 900, but
                                                      650 or more

            P                 4, 5 and 6
--------------------------------------------------------------------------------
            O                 1 and 2

            P                 3 and 4                 900 or more

            Q                 5 and 6


         The Taco Bell regions listed in Column 1 below include the areas set forth in the corresponding line(s) of Column 2 below.

     COLUMN 1                     COLUMN 2
     --------                     --------
   REGION NUMBER                   REGION
   -------------                  --------
        1           (Northeast):  Connecticut, Delaware, District of Columbia,
                    Maine, Maryland, Massachusetts, New Hampshire, New Jersey,
                    New York, Pennsylvania, Rhode Island, Vermont, Virginia
                    and West Virginia.

        2           (Southeast):  Alabama, Florida, Georgia, Kentucky,
                    Mississippi, North Carolina, South Carolina and Tennessee.

        3           (Midwest):  Illinois, Indiana, Iowa, Kansas, Michigan,
                    Minnesota, Missouri, Nebraska, North Dakota, Ohio, South
                    Dakota and Wisconsin.

        4           (Southwest):  Arkansas, Arizona, Louisiana, New Mexico,
                    Oklahoma and Texas.

        5           (Northwest):  Alaska, Colorado, Idaho, Montana, Oregon,
                    Utah, Washington, Wyoming and Northern California (all of
                    California except the counties of San Luis Obispo, Santa
                    Barbara, Kern, Ventura, Los Angeles, San Bernardino,
                    Orange, Riverside, San Diego and Imperial).

        6 (Far West): Hawaii, Guam, Nevada and the California counties of San Luis Obispo, Santa Barbara, Kern, Ventura,
                    Los Angeles, San Bernardino, Orange, Riverside, San Diego and Imperial.


         Voting Rights. Each class of Series A through Series J and Series M stockholders of Membership Common Stock is entitled to elect one member of the

Board of Directors, and Series K and Series L stockholders are entitled to elect two members of the Board of Directors; provided, however, that until and unless the holders of Series J and Series M Membership Common Stock hold 100 or more shares of Store Common Stock purchased or held with respect to retail outlets located in the specified region, the Series J or Series M member of the Board of Directors shall be nominated by a holder of Series J or Series M Membership Common Stock, as the case may be, but shall be elected by a plurality vote of all the shares of Membership Common Stock entitled to vote at the annual meeting of stockholders. In addition, when only Series N of the various Series N through Series Q of Membership Common Stock established for Taco Bell Operators is issued and outstand ing, the IATBF will nominate an individual to serve as the Series N member of the Board of Directors, who is then elected by all stockholders holding shares of Series N Membership Common Stock. When and if shares of Series O, P and/or Q are issued and outstanding, holders of those series will nominate and elect a director to represent their respective series. Each stockholder member is entitled to cast one vote to elect a member of the Board of Directors to represent its series except for the members of Series K and Series L, which are entitled to cast one vote to elect each of two members of the Board of Directors from their respective series. On all matters except the election of the Board of Directors, each holder of Membership Common Stock is entitled to cast one vote on each matter on which members are entitled to vote. The Bylaws provide that directors may be elected by a plurality of the Series entitled to elect such director. Unless otherwise provided by the Bylaws or required by law, the affirmative vote of two-thirds of the members present at a meeting at which a quorum is in attendance is necessary to decide in favor of any matter.

         Dividend Rights. Dividends may not be declared or paid with respect to Membership Common Stock.

         Limitations on Ownership and Transfer; Redemption. Membership Common Stock may be issued only to persons who satisfy the membership requirements and no more than one share of such stock shall be issued to any one Operator, except for the limited circumstances described below. Section 2.3 of the Bylaws reflects the Cooperative's one franchisee, one vote principle for franchisees as applied to multiple franchises. See "ISSUANCE IN SERIES." When a corporation, partnership or other entity is a franchisee Operator, the owner of more than 50% of the corporation, partnership or other entity is deemed to be the owner of the share of Membership Common Stock issued by the Cooperative. Where no person, corporation, partnership or other entity owns more than 50% of the outstanding ownership interest of a franchisee Operator, the owners of the corporation, partnership or other entity must designate among themselves who will be deemed to own the share of Membership Common Stock.


         Section 2.3 of the Cooperative's Bylaws concerns the Cooperative's determination of precisely who is entitled to vote certain shares of Membership Common Stock in situations involving individuals who, through different corporations, partnerships or other affiliations, may have an interest in more than one share of Membership Common Stock. The Bylaws provide that no person, firm or entity is entitled to own or have an interest in, directly or indirectly, more than one share of Membership Common Stock (the "Base Share"), except for (a) any interest a franchisee may have in the share of Membership Common Stock held by the NFAC, (b) any interest a franchisee may have in the share of Membership Common Stock held by the IATBF, (c) any interest which a franchisee may have in either (i) one (but only one) share of the Cooperative's Series A through I Membership Common Stock if a franchisee's Base Share is a share of the Cooperative's Series N through Q Membership Common Stock or (ii) one (but only one) share of the Cooperative's Series N through Q Membership Common Stock if a franchisee's Base Share is a share of the Cooperative's Series A through I Membership Common Stock, (d) if a franchisee's Base Share is not a share of the Cooperative's Series J Membership Common Stock, any interest a franchisee may have in one (but only one) share of the Series J Membership Common Stock, (e) if a franchisee's Base Share is not a share of the Cooperative's Series M Membership Common Stock, any interest a franchisee may have in one (but only one) share of the Series M Membership Common Stock, (f) any interest which KFC Management may have in Pepsi-Cola Canada Ltd.'s Series M share, and any interest which Pepsi-Cola Canada Ltd. may have in KFC Management's Series

K share by reason of KFC Management and Pepsi-Cola Canada Ltd. each being subsidiaries or divisions of PepsiCo, and (g) any interest a franchisee may have in a share of Membership Common Stock held by a firm or entity in which the franchisee owns fifty percent or less and with respect to which the franchisee refrains from voting or participating in the voting of the share of Membership Common Stock. For these purposes, a franchisee includes a licensee.


         If any holder of Membership Common Stock has ceased to be a member of the Cooperative because it is no longer an Operator or owns less than the required amount of Store Common Stock, such stock will be called for redemption at $10.00 per share. Under Delaware law, the Cooperative may not repurchase any shares of its common stock when the capital of the Cooperative is impaired or when such repurchase would cause any impairment of the capital of the Cooperative. Membership Common Stock may not be transferred to any person or entity other than the Cooperative.

         Liquidation Rights. In the event of any liquidation of the Cooperative or other disposition of its assets, the holders of Membership Common Stock would be entitled to receive $10.00 per share before any distributions to the holders of Store Common Stock are made. Any net assets remaining after the payment of the $10.00 per share to the holders of Membership Common Stock shall be distributed to holders of the Store Common Stock.

         General. Membership Common Stock has no preemptive rights. The shares of Membership Common Stock are, when issued, duly authorized, validly issued and fully paid and nonassessable and the holders thereof will not be liable for any payment of the Cooperative's debts.

Store Common Stock


         The Cooperative is authorized to issue 10,000 shares of Store Common Stock, no par value, of which 5,946 shares were issued and outstanding on October 31, 1996. The summary description of Store Common Stock provisions which follows is subject in all respects to the Certificate of Incorporation and the Bylaws of the Cooperative.


         Voting Rights. The holders of Store Common Stock are not thereby entitled to vote for directors, to participate in meetings or management of the Cooperative or to vote in any proceedings except in such statutory proceedings as to which their votes are required by law.

         Dividend Rights. The holders of Store Common Stock are entitled to receive dividends if, when, and as declared by the Board of Directors. There is no current intention to pay any dividends on Store Common Stock on a per share basis. See "DIVIDEND POLICY" and "PATRONAGE DIVIDEND PROGRAM."


         Limitations on Ownership and Transfer; Redemption. Store Common Stock may be issued only to persons who satisfy the stockholder membership requirements, and generally each member must purchase that number of shares of Store Common Stock equal to the total number of KFC or Taco Bell retail outlets which such member owns and operates. For these purposes, (a) the term "total number . . . of retail outlets" means the total number of traditional retail outlets, plus one-half rounded up to the nearest even number of the total number of non-traditional outlets, and (b) the term "non-traditional retail outlet" means an outlet with more than one of the following characteristics: (i) a five-year or shorter license, (ii) a limited menu, (iii) sales from a kiosk or other transportable unit, (iv) sales from a segregated food service area at a location in a facility (such as an airport, athletic stadium, university or school) established for a primary purpose other than selling food for reasonably immediate consumption, (v) anticipated sales volume less than anticipated sales volume for a traditional unit, (vi) sales in conjunction with sales of another food concept, or (vii) such other characteristics as the Board of Directors may determine are indicative of a non-traditional retail outlet. Only holders of record of a share of Membership Common Stock may purchase shares of Store Common Stock. Store Common Stock may be transferred to persons, firms or entities who qualify for membership in the Cooperative only if the

Cooperative does not exercise its right of first refusal to purchase such shares. A member desiring to transfer one or more shares of Store Common Stock must first offer such shares to the Cooperative on the same terms and conditions to which the member has agreed with such other person, firm or entity making an offer to purchase said stock. If the Cooperative declines its right of first refusal or does not respond to the offer within 90 days, the member, within 60 days thereafter, may sell, assign or otherwise transfer the shares to the person, firm or entity making the offer to purchase the shares, provided such person, firm or entity qualifies for membership in the Cooperative. If the shares are not sold or otherwise transferred within the 60 day period referred to above, the shares may not be sold or transferred without the member again offering the shares to the Cooperative.

         Pursuant to a policy adopted by the Cooperative's Board of Directors, the Cooperative is authorized to purchase, for not more than the amount of the member's equity per share at the end of the Cooperative's fiscal year next preceding the date of purchase, a certain number of shares of Store Common Stock in each of the Cooperative's fiscal quarters. The Cooperative therefor may, but generally has no obligation to, repurchase shares of Store Common Stock from a member which owns shares in excess of the number required for membership. In any event, the Cooperative has no intention of repurchasing substantial numbers of shares of Store Common Stock. For a discussion of a commitment by the Cooperative to repurchase from Canadian stockholders shares of Store Common Stock at the original purchase price, see "Patronage Dividend Program - Patronage Dividend Program for Canadian Stockholders."

         Liquidation Rights. In the event of any liquidation of the Cooperative or other disposition of its assets, the holders of Store Common Stock shall be entitled to receive the net assets of the Cooperative remaining after payment of all debts and liabilities of the Cooperative and payment of $10.00 per share to the holders of Membership Common Stock. Liquidating distributions will be made on the basis of past patronage with the Cooperative rather than number of shares of Store Common Stock owned. See "PATRONAGE DIVIDEND PROGRAM."

         General. Store Common Stock has no preemptive or conversion rights. The shares of Store Common Stock are, when issued, duly authorized, validly issued and fully paid and nonassessable and the holders thereof will not be liable for any payment of the Cooperative's debts.

Reports to Stockholders

         The Cooperative intends to send to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited financial statements.


                INDEMNIFICATION AND LIMITS ON MONETARY LIABILITY

         Article VIII of the Cooperative's Certificate of Incorporation provides that a director shall not be personally liable to the Cooperative or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Cooperative or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Only directors, not officers, may benefit from the provisions of Article VIII. The limitations of liability extend only to the elimination of a recovery of a monetary remedy. Shareholders may still seek equitable relief, such as an injunction, against any action by a director that is inappropriate.

         Article VII of the Cooperative's Bylaws provides for the indemnification of officers or directors party to or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, if the officer or director acted in good faith and reasonably believed his actions were not opposed to the best interests of the Cooperative. Officers and directors are not indemnified for criminal actions where they have reason to believe their conduct is unlawful, or in connection with any matter where the officer or director is adjudged to have been liable for negligence or misconduct in the performance of his duty, unless a court deems such officer or director to be fairly and reasonably entitled to indemnity.

         The Cooperative has obtained a policy of insurance under which the Cooperative and its directors and officers are insured subject to specific exclusions and deductible and maximum amounts against loss deriving from any claim which may be made against the Cooperative or any director or officer of the Cooperative by reason of any act done or alleged to have been done while acting in their respec tive capacities.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Cooperative pursuant to the foregoing provisions, or otherwise, the Cooperative has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and therefore unenforceable.

                                LEGAL PROCEEDINGS

         The Cooperative is named as a defendant in various actions in the ordinary course of its business. The Cooperative believes these proceedings are incidental to its business and are not likely to result in materially adverse judgments.

                                  LEGAL MATTERS

         Brown, Todd & Heyburn PLLC, 3200 Providian Center, Louisville, Kentucky, has passed upon the legality of the securities offered hereby.

                                     EXPERTS


         The consolidated financial statements and schedule of the Cooperative as of October 31, 1996 and 1995, and for each of the years in the three-year period ended October 31, 1996, have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                    KFC NATIONAL PURCHASING COOPERATIVE, INC.
                                AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                        Consolidated Financial Statements

                            October 31, 1996 and 1995

                    With Independent Auditors' Report Thereon

           KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)


           Index to Consolidated Financial Statements and Schedules


                                                                      Page(s)
                                                                      -------
Independent Auditors' Report                                            F-1

Consolidated Balance Sheets--October 31, 1996 and 1995                  F-2

Consolidated Statements of Income--Years ended
  October 31, 1996 1995 and 1994                                        F-3

Consolidated Statements of Members' Equity--Years ended
  October 31, 1996, 1995 and 1994                                       F-4

Consolidated Statements of Cash Flows--Years ended
  October 31, 1996, 1995 and 1994                                       F-5

Notes to Consolidated Financial Statements                              F-6


Financial statement schedule for the years ended October 31, 1996, 1995, and 1994 is included herein:

II - Valuation and Qualifying Accounts

All other schedules are omitted, as the required information is inapplicable or the information is presented in the consolidated financial statements or related notes.

                          Independent Auditors' Report


The Board of Directors and Stockholders
KFC National Purchasing Cooperative, Inc.:


We have audited the consolidated balance sheets of KFC National Purchasing Cooperative, Inc. (d/b/a FoodService Purchasing Cooperative, Inc.) and subsidiaries as of October 31, 1996 and 1995, and the related consolidated statements of income, members' equity, and cash flows for each of the years in the three-year period ended October 31, 1996. These consolidated financial statements are the responsibility of the Cooperative's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of KFC National Purchasing Cooperative, Inc. and subsidiaries as of October 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 1996, in conformity with generally accepted accounting principles.



                                          KPMG Peat Marwick LLP

Louisville, Kentucky
December 5, 1996

           KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                           Consolidated Balance Sheets

                            October 31, 1996 and 1995
                             (Dollars in thousands)

                   Assets                                                        1996         1995
                   ------                                                      --------      ------
Current assets:
    Cash and cash equivalents                                                  $  6,876       2,443
    Accounts and note receivable, less allowance for losses
       of $1,329 in 1996 and $1,188 in 1995                                      37,322      34,738
    Inventories:
       Food                                                                       1,498       1,610
       Equipment                                                                    980       1,330
                                                                               --------     -------
                                                                                  2,478       2,940
    Refundable income taxes                                                          32          38
    Current note receivable from related party                                       60          60
    Prepaid expenses                                                                133          81
    Deferred income taxes                                                           583         618
                                                                               --------     -------
                    Total current assets                                         47,484      40,918
                                                                               --------     -------
Office equipment, at cost, less accumulated depreciation
    of $2,880 in 1996 and $2,535 in 1995                                            669         756
Note receivable from related party, excluding current portion                       174         253
Note receivable, excluding current portion                                          832         627
Deferred income taxes                                                               116         125
Other assets                                                                        170         152
                                                                               --------     -------
                                                                               $ 49,445      42,831
                                                                               ========     =======
       Liabilities and Members' Equity
       -------------------------------
Current liabilities:
    Short-term borrowings                                                      $  1,438         877
    Accounts payable                                                             22,077      19,759
    Accrued expenses                                                              3,027       2,238
    Premium deposits                                                                339         362
    Patronage dividend                                                            2,762       1,246
                                                                               --------     -------
                    Total current liabilities                                    29,643      24,482
Long-term note payable                                                            3,000       3,000
                                                                               --------     -------
                    Total liabilities                                            32,643      27,482
Commitments and contingencies

Members' equity:
    Membership common stock, voting, no par value; authorized 2,000 shares;
       issued and outstanding, 624 shares in 1996 and 586 shares in 1995              6           6
    Store common stock, no par value; authorized 10,000 shares; issued and
       outstanding, 5,946 shares in 1996 and 5,779 shares in 1995                 1,646       1,582
    Retained earnings                                                            15,182      13,796
    Currency translation adjustment                                                 (32)        (35)
                                                                               --------     -------
                                                                                 16,802      15,349
                                                                               --------     -------
                                                                               $ 49,445      42,831
                                                                               ========     =======

See accompanying notes to consolidated financial statements.

           KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                        Consolidated Statements of Income

                   Years ended October 31, 1996, 1995 and 1994

                             (Dollars in thousands)


                                                  1996          1995         1994
                                                ---------     --------     --------
Net sales                                       $ 580,441      537,116      528,010

Cost of goods sold                                564,370      523,724      516,002
                                                ---------     --------     --------

              Gross profit                         16,071       13,392       12,008

Selling, general and administrative expenses       11,006       10,645       10,153

Provision for losses on receivables                   406          264          701

Other income (expense):
     Service charges                                   90          112          279
     Interest income                                  508          352          144
     Interest expense                                (270)        (267)        (282)
     Miscellaneous                                     70           91           48
                                                ---------     --------     --------
                                                      398          288          189
                                                ---------     --------     --------

              Income before patronage
                 dividend and income taxes          5,057        2,771        1,343

Patronage dividend                                  2,762        1,246          569
                                                ---------     --------     --------

              Income before income taxes            2,295        1,525          774

Provision for income taxes                            909          616          313
                                                ---------     --------     --------

              Net income                        $   1,386          909          461
                                                =========     ========     ========

See accompanying notes to consolidated financial statements.

           KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                   Consolidated Statements of Members' Equity

                   Years ended October 31, 1996, 1995 and 1994

                (Dollars in thousands, except per share amounts)


                                                       Common Stock
                                            -------------------------------------
                                                                  Amount                              Currency
                                                         ------------------------        Retained    Translation
                                            Shares       Membership         Store        Earnings     Adjustment
                                            ------       ----------         -----        --------    -----------
Balances, October 31, 1993                                 $     6          1,330         12,426        (34)

Proceeds from sales of common stock:
     Membership, at $10 per share                35
     Store, at $400 per share                   579                           232
Retirement of common stock:
     Membership, at $10 per share               (10)
     Store, at $400 per share                   (36)                          (15)
Costs in connection with sales of
     common stock                                                              (4)
Net income for the year ended
     October 31, 1994                                                                        461
Currency translation adjustment                                                                          (4)
                                                           -------         ------         ------        ---

Balances, October 31, 1994                                       6          1,543         12,887        (38)

Proceeds from sales of common stock:
     Membership, at $10 per share                17
     Store, at $400 per share                   154                            62
Retirement of common stock:
     Membership, at $10 per share               (16)
     Store, at $400 per share                   (44)                          (18)
Costs in connection with sales of
     common stock                                                              (5)
Net income for the year ended
     October 31, 1995                                                                        909
Currency translation adjustment                                                                           3
                                                           -------         ------         ------        ---

Balances, October 31, 1995                                       6          1,582         13,796        (35)

Proceeds from sales of common stock:
     Membership, at $10 per share                55
     Store, at $400 per share                   225                            90
Retirement of common stock:
     Membership, at $10 per share               (17)
     Store, at $400 per share                   (58)                          (22)
Costs in connection with sales of
     common stock                                                              (4)
Net income for the year ended
     October 31, 1996                                                                      1,386
Currency translation adjustment                                                                           3
                                                           -------         ------         ------        ---

Balances, October 31, 1996                                 $     6          1,646         15,182        (32)
                                                           =======         ======         ======        ===

See accompanying notes to consolidated financial statements.

           KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                      Consolidated Statements of Cash Flows

                   Years ended October 31, 1996, 1995 and 1994
                             (Dollars in thousands)


                                                            1996        1995       1994
                                                           -------     ------     -------
Cash flows from operating activities:
    Net income                                             $ 1,386        909         461
    Adjustments to reconcile net income
       to net cash provided by operating activities:
          Depreciation and amortization                        418        487         573
          Provision for losses on receivables                  406        264         701
          (Gain) loss on disposals                              (1)         2          (1)
          Deferred income tax expense (benefit)                 44        (37)         (9)
    Changes in operating assets and liabilities:
          Increase in accounts receivable                   (3,207)      (216)     (2,105)
          Decrease in inventories                              462      1,261       1,286
          Decrease in refundable income taxes                    6          5          41
          (Increase) decrease in prepaid expenses              (52)        36          (8)
          Increase in accounts payable                       2,318        133       7,539
          Increase (decrease) in accrued expenses              789     (2,027)       (188)
          Decrease in premium deposits                         (23)       (13)        (41)
          Increase (decrease) in patronage dividend          1,516        677        (319)
                                                           -------     ------     -------
              Net cash provided by operating activities      4,062      1,481       7,930
                                                           -------     ------     -------
Cash flows from investing activities:
    Repayments of loan from related party                       79         66          59
    Repayments of notes receivable                              12        139         804
    Increase in other assets                                   (74)      --           (86)
    Additions to office equipment                             (291)      (242)       (181)
    Proceeds from sale of office equipment                      17       --             1
                                                           -------     ------     -------
              Net cash provided by (used in) investing
                 activities                                   (257)       (37)        597
                                                           -------     ------     -------
Cash flows from financing activities:
    Increase (decrease) in short-term borrowings, net          561        343     (11,258)
    Proceeds from issuance of long-term note payable          --         --         3,000
    Proceeds from sale of stock, net of costs                   86         57         228
    Retirement of stock                                        (22)       (18)        (15)
                                                           -------     ------     -------
              Net cash provided by (used in) financing
                 activities                                    625        382      (8,045)
                                                           -------     ------     -------
Effect of change in exchange rates on cash and cash
   equivalents                                                   3          3          (4)
                                                           -------     ------     -------
              Net increase in cash and cash equivalents      4,433      1,829         478
Cash and cash equivalents - beginning of year                2,443        614         136
                                                           -------     ------     -------
Cash and cash equivalents - end of year                    $ 6,876      2,443         614
                                                           =======     ======     =======
Supplemental information:
    Income taxes paid                                      $   937        470         244
                                                           =======     ======     =======
    Interest paid                                          $   270        267         307
                                                           =======     ======     =======
    Account receivable exchanged for note receivable       $  --          934        --
                                                           =======     ======     =======


See accompanying notes to consolidated financial statements.

           KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                   Notes to Consolidated Financial Statements

                            October 31, 1996 and 1995


(1)    Basis of Presentation

       The primary purpose of KFC National Purchasing Cooperative, Inc. (d/b/a
          FoodService Purchasing Cooperative, Inc.) and Subsidiaries (the Cooperative) is to operate as a central procurement organization, making volume purchases of various foods, equipment and supplies primarily for the benefit of Kentucky Fried Chicken (KFC) and Taco Bell retail operators and their distributors (see note 7).

       KFC Franchisee Purchasing of Canada, Inc., a wholly-owned subsidiary, is a procurement organization for the benefit of Canadian KFC retail operators and their distributors. Kenco Insurance Agency, Inc. sponsors and helps administer insurance programs primarily for KFC franchisees. KFC Franchisee Finance Company, Inc., another wholly-owned subsidiary, has provided financing for equipment purchases of KFC franchisees. In view of the overall nature of its operations, the Cooperative is considered to operate in a single industry segment. The more significant accounting policies of the Cooperative are as follows:

       (a)  Consolidation

            The accompanying financial statements include the accounts of KFC
                National Purchasing Cooperative, Inc. and its wholly-owned subsidiaries, KFC Franchisee Insurance Program, Inc. and its wholly-owned subsidiary, Kenco Insurance Agency, Inc., KFC Franchisee Purchasing of Canada, Inc., and KFC Franchisee Finance Company, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

       (b)  Revenue Recognition

            The Cooperative purchases a majority of merchandise for its customers from suppliers without taking physical possession of the products. The suppliers ship directly to the customers. The Cooperative takes title to the merchandise and assumes the risks related to taking title upon shipment to the customer based on purchase order terms. As a convenience, for accounting purposes, the Cooperative recognizes revenues and the related costs upon receipt of notification of shipment, primarily an invoice, from the supplier. Management believes the consistent application of this accounting method does not have a significant impact upon the consolidated financial statements.

          KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                   Notes to Consolidated Financial Statements

(1)    Basis of Presentation (Continued)

       (c)  Inventories

            Inventories are stated at the lower of cost or market. At October
                31, 1996 and 1995, cost of inventories was primarily determined on the last-in, first-out (LIFO) method. If inventories were valued using the first-in, first-out (FIFO) method, they would have been approximately $59,000 and $91,000 higher at October 31, 1996 and 1995, respectively.

            During 1996, 1995 and 1994, LIFO inventory layers were reduced. This reduction resulted in charging lower inventory costs prevailing in previous years to cost of goods sold, thus reducing costs of goods sold by approximately $18,000, $166,000 and $9,000 in 1996, 1995 and 1994, respectively, below the amount that would have resulted from replacing the liquidated inventory at end of year prices.

       (d)  Checks Drawn in Excess of Bank Balance

            Included in accounts payable are checks drawn in excess of bank balance. Such amounts were $424,000 and $524,000 at October 31, 1996 and 1995, respectively.

       (e)  Depreciation and Amortization Expense

            Provision for depreciation and amortization is made on the basis of the estimated useful lives of the assets. Principally, the double declining-balance method is used for depreciation of office equipment and the straight-line method is used for amortization of other assets.

            Other assets principally consist of the unamortized portion of non-competition agreements and loan origination fees. The non-competition agreements are being amortized over 13 and 5 years. The loan origination fees are being amortized over 5 and 3 years.

       (f)  Statement of Cash Flows

            For purposes of the consolidated statements of cash flows, the
                Cooperative considers all short-term highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                                                                    (continued)

          KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                   Notes to Consolidated Financial Statements

(1)    Basis of Presentation (Continued)

       (g)  Translation of Foreign Currency

            The financial statements of KFC Franchisee Purchasing of Canada,
                Inc. are translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Foreign currency transaction gains and losses were not significant in 1996, 1995 and 1994.

       (h)  Income Taxes

            Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

       (i)  Reclassifications

            Certain reclassifications of 1995 amounts have been made to conform to the 1996 presentation.

       (j)  Use of Estimates

            Management of the Cooperative has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                                                                    (continued)

          KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                   Notes to Consolidated Financial Statements

(2)    Accounts Receivable and Significant Group Concentration of Credit Risk

       As of October 31, 1996 and 1995, substantially all of the Cooperative's receivables are obligations of retail operators and their distributors. The Cooperative does not require collateral or other security on most of these accounts. The credit risk on these accounts is controlled through credit approvals, limits and monitoring procedures.

       The note receivable is due from a former distributor customer. In 1995, the Cooperative converted an account receivable from this customer to a note receivable. The note calls for weekly principal and interest payments of $5,000. The note bears interest at 6%. The customer has not made timely payments as prescribed by the note and is in default, however, the Cooperative believes it has adequately provided for the eventual loss, if any, related to this note. The note is secured by a second mortgage on a building owned by the customer who is actively attempting to sell the property. Management believes that the value of the building is greater than the first and second mortgages.

(3)    Borrowing Arrangements

       The Cooperative has a $3,000,000 term note with its primary bank.
          Accounts receivable and other property are pledged as collateral. Terms require monthly interest payments, with a balloon principal payment due May 2, 1999. The outstanding balance accrues interest at an annual fixed rate of 6.95%.

       The Cooperative has a line of credit of $8,000,000 with its primary bank, of which the entire amount was available on October 31, 1996. Accounts receivable and other property are pledged as collateral for borrowings under the line. Borrowings on the line of credit bear interest at an annual rate equal to the Federal Funds Rate plus 120 basis points (6.42% as of October 31, 1996). This line of credit expires on May 2, 1997.

       The Cooperative has a $3,000,000 line of credit with National Cooperative
          Bank (the Bank), of which the entire amount was available as of October 31, 1996. Equipment accounts receivable and equipment inventory are pledged as collateral for borrowings under the line. Borrowings on this line of credit bear interest at LIBOR plus 140 basis points (6.775% as of October 31, 1996). This line of credit expires May 1, 1997. The President of the Cooperative currently serves as the chairman of the Board of the Bank.

       The Cooperative has a $4,000,000 (Canadian dollars) line of credit with a Canadian bank, of which approximately $2,075,000 (Canadian dollars) is available at October 31, 1996. Accounts receivable of the Cooperative's Canadian subsidiary are pledged as collateral for borrowings under this line. Borrowings on this line of credit bear interest at an annual rate equal to the bank's prime lending rate with respect to Canadian dollar commercial loans made in Canada (5% as of October 31, 1996).

                                                                    (continued)

          KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                   Notes to Consolidated Financial Statements

(4)    Patronage Dividend

       The Board of Directors is authorized, after considering the Cooperative's need for capital and reserves, to distribute patronage cash dividends. The patronage dividend for 1996 is based upon shareholder members' retaining membership in the Cooperative through October 31, 1996 and the value of any purchase of equipment and supplies made from the Cooperative, or through participating distributors from November 1, 1995 through October 31, 1996. The patronage dividends for 1995 and 1994 were based upon similar facts as described in the preceding sentence.

       The Internal Revenue Code of 1986, as amended, provides that corporations
          "operating on the cooperative basis" generally may exclude from their taxable income amounts paid as patronage dividends.

(5)    Income Taxes

       Income tax expense for the years ended October 31, 1996, 1995 and 1994 consists of:

                                               1996        1995         1994
                                              --------    --------     --------
       Currently payable:
          Federal                             $663,000     551,000      271,000
          State and local                      202,000     102,000       51,000
       Deferred - all taxing jurisdictions      44,000     (37,000)      (9,000)
                                              --------    --------     --------
                                              $909,000     616,000      313,000
                                              ========    ========     ========

       A reconciliation of the difference between income tax expense computed at the Federal statutory rate of 34% and income tax expense follows:


                                                  1996        1995         1994
                                                --------    --------     --------
       Computed "expected" tax expense          $780,000     519,000      263,000
       Increase (reduction) in income taxes
         resulting from:
           State and local income taxes, net of
             federal income tax benefit          133,000      67,000       33,000
           Other, net                             (4,000)     30,000       17,000
                                                --------    --------     --------
                                                $909,000     616,000      313,000
                                                ========    ========     ========

                                                                    (continued)

          KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                   Notes to Consolidated Financial Statements


(5)    Income Taxes (Continued)

       The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at October 31 are presented below:

                                                               1996        1995
                                                             --------    -------
             Accounts receivable, principally due to
               allowance for doubtful accounts               $545,000    544,000
             Lease recognition                                 85,000    103,000
             Accounting reserves not currently deductible
               for income tax purposes                         61,000     47,000
             Other                                              8,000     49,000
                                                             --------    -------
                         Net deferred tax asset              $699,000    743,000
                                                             ========    =======

       Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. Accordingly, no valuation allowance for deferred tax assets was recorded as of October 31, 1996 and 1995.

(6)    Membership and Store Common Stock

       Membership common stock may be issued only to persons who satisfy shareholder membership requirements and no more than one share of such stock will be issued to any one person. Membership common stock may not be transferred to any person other than the Cooperative. In the event that a shareholder no longer qualifies for membership, the Cooperative is required to redeem such shareholder's membership common stock at a redemption price of $10.00 per share.

       Store common stock may be issued only to persons who satisfy the shareholder membership requirements and each shareholder member must generally purchase one share of store common stock for each KFC or Taco Bell retail outlet which such shareholder member owns and operates. Store common stock may be transferred to persons, firms or entities who qualify for membership in the Cooperative if the Cooperative does not exercise its right of first refusal to purchase such shares.

                                                                    (continued)

          KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                   Notes to Consolidated Financial Statements

(7)    Major Customers

       The Cooperative had sales to certain distributors in excess of 10% of net sales. One customer accounted for sales of approximately $120,000,000, $127,000,000 and $139,000,000 for the years ended October 31, 1996,
          1995 and 1994, respectively. This customer's outstanding accounts receivable balances were approximately $7,094,000 and $7,183,000 at October 31, 1996 and 1995, respectively. A second customer accounted for sales of approximately $84,000,000 and $70,000,000 for the years ended October 31, 1996 and 1995, respectively. This customer's outstanding accounts receivable balance was $6,104,000 and $4,285,000 at October 31, 1996 and 1995, respectively. A third customer accounted for sales of approximately $80,300,000 for the year ended October 31, 1996. This customer's outstanding accounts receivable balance was $4,758,000 at October 31, 1996.

(8)    Retirement Plan

       The Cooperative has a thrift and profit-sharing plan and a money purchase pension plan which covers all employees who meet certain requirements as to age and length of service. The thrift and profit-sharing plan is funded under two allocation methods. The first is funded through a thrift plan agreement under Section 401(k) of the Internal Revenue Code whereby contributions made by those employees who elect to participate are matched, in accordance with plan guidelines and limitations, by the Cooperative. The second allocation, which covers all employees and was introduced in 1986, is funded by the Cooperative as determined by the Board of Directors, subject to certain limitations. The money purchase pension plan, established November 1, 1991, provides for an employer matching contribution of 2% to 7% of eligible compensation.

       The Cooperative's combined contributions relating to these plans were approximately $498,000, $416,000 and $381,000 for 1996, 1995 and 1994,
          respectively.

(9)    Commitments and Contingencies

       The following is a schedule of future lease obligations:

                  Year ending October 31:
                  -----------------------
                            1997                                     $   897,000
                            1998                                         947,000
                            1999                                         408,000
                            2000                                          77,000
                                                                      ----------
                                                                      $2,329,000
                                                                      ==========

                                                                     (continued)

          KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                   Notes to Consolidated Financial Statements

(9)    Commitments and Contingencies (Continued)

       Rental expense was approximately $719,000, $664,000 and $635,000 in 1996, 1995 and 1994, respectively.

       In the ordinary course of business, the Cooperative becomes involved in various claims and legal actions. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Cooperative's consolidated financial statements.

       The Cooperative endeavors to obtain the lowest purchase prices by making large volume purchase commitments at fixed prices and by assuming other procurement functions and risks that reduce the suppliers' cost. These commitments are made throughout the year based on anticipated demands of the restaurant operators, with terms usually of less than a year and conditions varying from product to product. Commitments made in the past have resulted in minimal losses. No significant losses are expected from existing commitments.

       In April 1996, the Cooperative entered into a finance program for stockholder members co-sponsored by the Bank. The program provides up to $20,000,000 in loans to Cooperative members which range from $100,000 to an individual maximum of $2,000,000. The Cooperative has guaranteed from 10% to 25% of the declining balance based on each loan's classification. The Bank has agreed to maintain a reserve account which will be applied to losses prior to the Cooperative incurring any loss. The reserve account is funded pursuant to the program agreements. As of October 31, 1996, the Bank has funded approximately $5.5 million of borrowings under this program. The Cooperative monitors the credit risk associated with their guarantees through credit and monitoring procedures associated with their approval and periodic payments and reporting from the primary lender, the Bank.


                                                                    (continued)

           KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                   Notes to Consolidated Financial Statements

(10)   Financial Instruments

       The fair value of a financial instrument represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical amounts.

       The carrying amounts of cash and cash equivalents, accounts receivable
          (net), short-term borrowings, accounts payable and accrued expenses approximate the fair value of these instruments because of the short maturity of these instruments.

       The carrying amount of the long-term note payable approximates fair value because the interest rate approximates that currently offered to the Cooperative for similar debt instruments.

       It is not practical to estimate the fair value of the note receivable from related party due to the related party nature of that instrument.

       It is not practical to estimate the fair value of the note receivable as the Cooperative is unable to estimate the timing and form of the ultimate settlement of the amounts due the Cooperative.

           KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                 Schedule II - Valuation and Qualifying Accounts


                                Balance        Charged          Charged
                                   at          to Costs         to Other                       Balance
                               Beginning          and           Accounts     Deductions        at End
Description                    of Period       Expenses         Describe      Describe        of Period
-----------                   ----------       --------         ---------     --------        ----------
Allowance for losses
  on receivables:
     Year ended:
         October 31:
              1996            $1,188,248       $406,490           -0-         $265,869 (A)    $1,328,869
              1995            $1,287,682       $264,109           -0-         $363,543 (A)    $1,188,248
              1994            $  848,383       $701,932           -0-         $262,633 (A)    $1,287,682

(A)  Uncollectible accounts and notes written off

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.          Other Expenses of Issuance and Distribution.

         The estimated expenses payable by the Registrant in connection with the registration of the interests offered hereby, other than underwriting discounts and commissions (of which there are none), are as follows:

         Registration fee                                     $        0
         NASD filing fee                                               0
         "Blue Sky" filing fee and expenses
           (including legal expenses)                           2,000.00
         Printing expenses                                      2,000.00
         Legal fees and expenses                                7,000.00
         Accounting fees and expenses                           3,500.00
         Miscellaneous expenses                                   500.00
                                                              ----------
         Total                                                $15,000.00
                                                              ==========

-------------------

Item 14.   Indemnification of Officers and Directors.

         Article VIII of the Certificate of Incorporation of the Reg istrant provides as follows:

                                  Article VIII

         A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this paragraph by the stockholders of the corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.


         Article VII of the Bylaws of the Registrant provides as follows:

                  7.1 Indemnification.

                  (a) The Cooperative shall indemnify any person who was or is a party or is threatened to be made a party to any threat ened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Cooperative) by reason of the fact that he is or was a director, officer, employee or agent of the Cooperative, or is or was serving at the request of the Cooperative as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in con nection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Cooperative, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Cooperative, and, with respect to any criminal action or proceeding, had reasonable cause to be lieve that his conduct was unlawful.

                  (b) The Cooperative shall indemnify any person who was or is a party or is threatened to be made a party to any threat ened, pending or completed action or suit by or in the right of the Cooperative to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the Cooperative, or is or was serving at the request of the Cooperative as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and rea sonably incurred by him in connection with the defense or set tlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Cooperative and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Cooper ative unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

                  (c) To the extent that a director, officer, employee or agent of the Cooperative has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this
Section 7.1, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

                  (d) Any indemnification under subsections (a) and (b) of this
Section 7.1 (unless ordered by a court) shall be made by the Cooperative only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested Directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholder members.

                  (e) Expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding may be paid by the Cooperative in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Cooperative as authorized in this Section 7.1. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

                  (f) The indemnification and advancement of expenses provided by, or granted pursuant to this Section 7.1 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

                  (g) The Cooperative shall have power to purchase and maintain insurance on behalf of any person who is or was a direc tor, officer, employee or agent of the Cooperative, or is or was serving at the request of the Cooperative as a director, officer, employee or agent of another corporation, partnership, joint ven ture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Cooperative would have the power to indemnify him against such liability hereunder.

                  (h) For purposes of this Section 7.1, references to the Cooperative shall include, in addition to the resulting cor poration, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Section 7.1 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

                  (i) For purposes of this Section 7.1 references to "other enterprises" shall include employee benefit plans; refer ences to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Cooperative" shall include any service as a director, officer, employee or agent of the Coopera tive which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Cooperative" as referred to in this Section 7.1.

                  (j) The indemnification and advancement of expenses provided by, or granted pursuant to this Section 7.1 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

                  (k) If so provided in the Cooperative's Certificate of Incorporation, a director of the Cooperative shall not be person ally liable to the Cooperative or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Cooperative or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

Item 15.   Recent Sales of Unregistered Securities.

         (a) Securities Sold. On December 8, 1992, the Cooperative sold one share of its Series N Membership Common Stock (the "Share") for $10.00 to the International Association of Taco Bell Franchisees, Inc. (the "IATBF").

         (b) Underwriters and Other Purchasers. The Cooperative offered the Share solely to the IATBF in a private offering.

         (c) Consideration. The total consideration for the Share was $10.00. No person received any commission or other such fee in connection with the sale.

         (d) Exemption from Registration Claimed. The Cooperative relied upon the exemption from registration contained in ss.4(2) of the Securities Act of 1933 with respect to the sale of the Share. The stock certificate representing the Share is restricted as to transfer and legend. The Cooperative believes that the IATBF has sufficient knowledge and experience to evaluate the merits of, and is able to bear the economic risk of, the $10.00 investment.

Item 16.   Exhibits and Financial Statement Schedules.

      (a) Exhibits.

          *3.1 Certificate of Incorporation of Registrant, as amended.

          +3.2 Bylaws of Registrant, as amended.

          *4.1 Article IV of Certificate of Incorporation of Reg istrant, as amended.

          +4.2 Articles II, III, IV and IX of Bylaws of Registrant, as amended.

          +5 Opinion of Brown, Todd & Heyburn as to the legality of the securities registered.

          +10.1 Loan and Security Agreement, dated May 6, 1994, between Registrant and Liberty National Bank and Trust Company of Louisville.

         **10.2 Employment Agreement between Thomas D. Henrion and the
Registrant.

         **10.3 Lease, dated June 21, 1983, between Registrant, as Lessee, and General Electric Corporation, as Lessor and amended on June 20, 1988.

         **10.4 Form of Distributor Participation Agreement between Registrant and various distributors.

         **10.5 Lease, dated April 8, 1988, between NTS/Breckin ridge, Ltd. d/b/a The Springs and the Registrant.

        ***10.6 Non-Competition and Consulting Agreement dated as of January 31, 1991, among Fred Jeffrey, Juliana Jeffrey and the Registrant.

        ***10.7 Letter Agreement dated May 11, 1991, between Thomas D. Henrion and the Registrant.

          +10.8 Purchasing Affiliation Agreement dated as of June 15, 1994, between the International Franchisee Advisory Council, Inc., and the Registrant.

          +10.9 Supplemental Benefits/Consulting Agreement between Thomas D. Henrion and the Registrant effective as of January 1, 1994.

      ****10.10 Amendment No. 1 to Supplemental Benefits/Consulting
Agreement between Thomas D. Henrion and the Registrant effective January 1996.


     *****10.11 Guaranty Agreement dated as of April 18, 1996 between the Registrant and National Consumer Cooperative Bank.

     *****10.12 Loan Origination and Purchase Agreement dated as of April 18, 1996 between the Registrant and National Consumer Cooperative Bank.


          ***21 Subsidiaries of the Registrant.

          +23.1 Consent of Brown, Todd & Heyburn is contained in their opinion filed as Exhibit 5 hereto.

           23.2 Report on Financial Statement Schedule and Consent of Independent Auditors filed as part of Item 16(b).

           24 Power of Attorney.
-----------------------

         + Previously filed in Registration Statement (File No.
33-56982).

         *Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1992 [File No. 2-63640].

         **Previously filed in Registration Statement (File No. 33-33801) with the Securities and Exchange Commission on March 9, 1990.

         ***Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1991 [File No. 2-63640].

         ****Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1995 [File No. 2-63640].


         *****Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996 [File No. 2-63640].


         (b)  Financial Statement Schedules.

         Report on Financial Statement Schedule and Consent of
           Independent Auditors
         Schedule II-Valuation and Qualifying Accounts


Item 17.  Undertakings.

         (a)  The undersigned Registrant hereby undertakes:

              (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

              (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amend ment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

              (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                     Report on Financial Statement Schedule
                       and Consent of Independent Auditors


The Board of Directors and Stockholders
KFC National Purchasing Cooperative, Inc.:


The audits referred to in our report dated December 5, 1996, included the related financial statement schedule for each of the years in the three-year period ended October 31, 1996, included in the Registration Statement. This financial statement schedule is the responsibility of the Cooperative's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus.



                                                     KPMG Peat Marwick LLP

Louisville, Kentucky
January 31, 1997

           KFC NATIONAL PURCHASING COOPERATIVE, INC. AND SUBSIDIARIES
                (d/b/a FoodService Purchasing Cooperative, Inc.)

                 Schedule II - Valuation and Qualifying Accounts


                                Balance        Charged          Charged
                                   at          to Costs         to Other                       Balance
                               Beginning          and           Accounts     Deductions        at End
Description                    of Period       Expenses         Describe      Describe        of Period
-----------                   ----------       --------         ---------     --------        ----------
Allowance for losses
  on receivables:
     Year ended:
         October 31:
              1996            $1,188,248       $406,490           -0-         $265,869 (A)    $1,328,869
              1995            $1,287,682       $264,109           -0-         $363,543 (A)    $1,188,248
              1994            $  848,383       $701,932           -0-         $262,633 (A)    $1,287,682

(A)  Uncollectible accounts and notes written off

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Louisville, Commonwealth of Kentucky, on February 3, 1997.


                                       KFC NATIONAL PURCHASING
                                        COOPERATIVE, INC.


                                       By /s/ Thomas D. Henrion
                                          --------------------------------
                                          Thomas D. Henrion, President and
                                            Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          *                Director/Secretary        February 3, 1997
------------------------
William E. Allen


          *                Director                  February 3, 1997
------------------------
James G. Cocolin


          *                Director                  February 3, 1997
------------------------
Darrell M. Dunafon


          *                Director                  February 3, 1997
------------------------
Ben E. Edwards


                           Director, Vice            February 3, 1997
------------------------   Chairman of the Board
Leon W. Harman


  /s/ Thomas D. Henrion    President and Chief       February 3, 1997
------------------------   Executive Officer,
Thomas D. Henrion          Director


          *                Director                  February 3, 1997
------------------------
Edward J. Henriquez, Jr.


  /s/ William V. Holden    Vice President and        February 3, 1997
------------------------   Chief Financial Officer
William V. Holden          (Principal Accounting
                           Officer) (Principal
                           Financial Officer


          *                Director                  February 3, 1997
------------------------
Paul A. Houston


          *                Director                  February 3, 1997
------------------------
Grover G. Moss


          *                Director/Treasurer        February 3, 1997
------------------------
David G. Neal


          *                Director, Chairman        February 3, 1997
------------------------   of the Board
Robert P. Peck


          *                Director                  February 3, 1997
------------------------
Edward W. Rhawn


          *                Director                  February 3, 1997
------------------------
Jack M. Richards


          *                Director                  February 3, 1997
------------------------
James B. Royster


          *                Director                  February 3, 1997
------------------------
Dean M. Sorgdrager


          *                Director                  February 3, 1997
------------------------
Calvin G. White

          *                Director                  February 3, 1997
------------------------
Ronald J. Young




By /s/ Thomas D. Henrion                             February 3, 1997
  ----------------------
  Thomas D. Henrion
  Attorney-in-fact pursuant
  to powers of attorney filed
  as Exhibit 24 to this Registration
  Statement.